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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 SCHEDULE 14D-9

                     SOLICITATION/RECOMMENDATION STATEMENT
                          PURSUANT TO SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                              MAGMA POWER COMPANY
                           (Name of Subject Company)

                              MAGMA POWER COMPANY
                      (Name of Person(s) Filing Statement)

                    COMMON STOCK, PAR VALUE $0.10 PER SHARE
           (INCLUDING THE ASSOCIATED PREFERRED STOCK PURCHASE RIGHTS)
                         (Title of Class of Securities)

                                   0005591941
                     (CUSIP number of Class of Securities)

                               JON R. PEELE, ESQ.
            Executive Vice President, Secretary and General Counsel
                              MAGMA POWER COMPANY
                        4365 EXECUTIVE DRIVE, SUITE 900
                          SAN DIEGO, CALIFORNIA 92121
                                 (619) 622-7800
 (Name, address and telephone number of person authorized to receive notice and communications on behalf of the person(s) filing statement)

                                   Copies to:

             Michael J. Kennedy, Esq.                     David W. Heleniak, Esq.
               SHEARMAN & STERLING                          SHEARMAN & STERLING
              555 California Street                         599 Lexington Avenue
         San Francisco, California 94104                  New York, New York 10022
                  (415) 616-1100                               (212) 848-4000

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

ITEM 1. SECURITY AND SUBJECT COMPANY.

  The name of the subject company is Magma Power Company, a Nevada corporation ("Magma" or the "Company"), and the address of its principal executive offices is 4365 Executive Drive, Suite 900, San Diego, California 92121. The title of the class of equity securities to which this statement relates is the Common Stock, par value $0.10 per share, of Magma (the "Shares"), including the associated rights (the "Rights") to purchase shares of Series A Preferred Stock, par value $0.10 per share, of Magma issued pursuant to the Rights Agreement, dated October 6, 1994, between Magma and Chemical Trust Company of California, as Rights Agent (the "Rights Agreement"). Unless the context otherwise requires, all references herein to the Shares shall include the associated Rights.

ITEM 2. TENDER OFFER OF THE BIDDER.

  This statement relates to the tender offer disclosed in a Tender Offer Statement on Schedule 14D-1 dated December 9, 1994, as amended through the date hereof (the "Schedule 14D-1"), of CE Acquisition Company, Inc., a Delaware corporation (the "Purchaser") and a wholly owned subsidiary of California Energy Company, Inc., a Delaware corporation ("California Energy" or "Parent"), to purchase 12,400,000 Shares at a price of $39 per Share net to the seller in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 9, 1994 (the "Offer to Purchase"), as amended through the date hereof, and the related Letter of Transmittal and any supplement thereto (which together constitute the "Offer"). The Offer is being made pursuant to an Agreement and Plan of Merger among Parent, the Purchaser and the Company dated as of December 5, 1994 (the "Merger Agreement").

  Pursuant to the Merger Agreement, the Purchaser will, as soon as practicable following consummation of the Offer, consummate a merger (the "Merger") with the Company. In the Merger, each outstanding Share (other than Shares held by Parent, the Purchaser or any other direct or indirect subsidiary of Parent, Shares held in the treasury of the Company and Shares held by stockholders who properly exercise dissenters' rights under the Nevada General Corporation Law (the "NGCL")) will be converted into the right to receive, at Parent's option, either (i) the All Cash Component Amount (as defined below), net in cash, without interest thereon, or (ii) both (A) the Mixed Cash Component Amount (as defined below), net in cash, without interest thereon, and (B) the number of fully paid and nonassessable shares of common stock, par value $0.0675 per share, of Parent ("California Energy Common Stock") equal to the quotient of
(I) $39.00 less (II) the Mixed Cash Component Amount divided by the Average Closing Price (as defined below) (the All Cash Component Amount or (ii)(A) and
(ii)(B), collectively, as applicable, being the "Merger Consideration"). The "Mixed Cash Component Amount" shall mean an amount equal to the quotient of (A)
(x) $28.50 multiplied by the number of Shares outstanding at the Effective Time less (y) $39.00 multiplied by the number of Shares owned by Parent and any of its affiliates immediately prior to the Effective Time, divided by (B) the number of Shares outstanding at the Effective Time (other than Shares owned by Parent and any of its affiliates). The "All Cash Component Amount" shall mean an amount equal to the quotient of (A) (x) $38.75 multiplied by the number of Shares outstanding at the Effective Time less (y) $39.00 multiplied by the number of Shares owned by Parent and any of its affiliates immediately prior to the Effective Time, divided by (B) the number of Shares outstanding at the Effective Time (other than Shares owned by Parent and any of its affiliates). The "Average Closing Price" shall mean the average closing price of California Energy Common Stock on the New York Stock Exchange (the "NYSE") during the 15 consecutive trading days ending on the fifth business day prior to the Effective Time; provided, however, that if such average closing price exceeds $18.73, the Average Closing Price shall be $18.73, and if such average closing price is less than $14.27, the Average Closing Price shall be $14.27 (such proviso being referred to herein as the "Collar Provision").

  On December 2, 1994, California Energy and the Purchaser terminated the tender offer disclosed in a Tender Offer Statement on Schedule 14D-1 dated October 6, 1994, as amended through December 2, 1994 (the "Prior Schedule 14D-1"), of the Purchaser and California Energy, to purchase 12,400,000 Shares at a price of $38.50 net to the seller in cash, upon the terms and subject to the conditions set forth in a offer to purchase dated October 6, 1994 (the "Prior Offer to Purchase"), as amended through December 2, 1994, and the related letter of transmittal and the supplement thereto (which together constituted the "Prior Offer").

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  According to the Schedule 14D-1, the address of the principal executive offices of California Energy is 10831 Old Mill Road, Omaha, Nebraska 68194.

ITEM 3. IDENTITY AND BACKGROUND.

  (a) The name and address of Magma, which is the person filing this statement, are set forth in Item 1 above.

  (b) Certain contracts, agreements, arrangements or understandings between Magma and certain of its directors, executive officers and affiliates are described the sections entitled "Compensation of Directors", "Executive Compensation", "Certain Relationships and Related Transactions" and "Agenda
Item 2: Approval of the 1994 Equity Participation Plan" in Magma's Proxy Statement dated May 11, 1994 for Magma's 1994 Annual Meeting of Stockholders (the "1994 Annual Meeting Proxy Statement"). These sections of the 1994 Annual Meeting Proxy Statement are filed as Exhibit 1 hereto and are incorporated herein by reference.

  (i) Severance Agreements with Officers of the Company. In November 1993 the Compensation Committee of the Board of Directors of Magma (the "Compensation Committee") determined that, in order to attract and retain key executives of the Company, from time to time it would be in the Company's best interests to enter into "change in control" agreements with key executives. The Compensation Committee authorized the Company to enter into agreements subject to the following parameters:

  (A) provision for up to two times base and bonus salary;
  (B) accelerated vesting of options; and
  (C) continuation of health and insurance benefits.

  Each of the items referred to in (A) through (C) would be triggered by a Change in Control (as defined below) of the Company followed by termination of the relevant officer's employment by the Company within a specified period, other than for cause, disability or retirement.

  On September 15, 1994 the Company entered into change in control agreements with each of its six current executive officers (Paul Pankratz, Chairman of the Board, Ralph Boeker, President and Chief Executive Officer, Jon Peele, Executive Vice President, General Counsel and Secretary, Ken Kerr, Senior Vice President--Commercial Development, Trond Aschehoug, Vice President--North American Operations, and Wallace Dieckmann, Vice President and Chief Financial Officer) ("Agreement I") and with nine other officers (Tom Hinrichs, Vice President--Government Affairs, David Olsen, Vice President--Marketing, Jim Runchey, Vice President--Human Resources and Administration, Russ Tenney, Vice President--Asian Operations, Steve Jaye, Vice President--Legal Affairs, Mark Robinson, Vice President--Business Development, Paul Zapf, Corporate Controller, Joe Asiala, Director--Resource Development and Management, and Jim Turner, Director --Engineering and Technology) ("Agreement II").

  The agreements provide for certain severance payments to those officers in the event of the termination of their employment following a Change in Control of the Company, consistent with the enabling resolutions passed by the Compensation Committee in the fall of 1993. Each agreement has a term expiring on December 31, 1997, renewable at the end of such term if mutually agreed to by the officer and the Company.

  Agreement I provides that if the officer's employment is terminated by the Company for any reason other than for Cause, Disability or Retirement (as such terms are defined in Agreement I) or by the officer for Good Reason (as such term is defined in Agreement I) within two years following a Change in Control (as such term is defined below), (i) the Company will pay the officer, within 30 days of the date of termination, a cash payment (the "Severance Payment") equal to 200% of the sum (the "Sum") of (A) the officer's base salary for the twelve months immediately preceding the Change in Control and (B) the officer's entire targeted bonus payable under the Company's Management Incentive Bonus Plan or other executive bonus plan then in effect and (ii) all Magma deferred shares or similar Magma securities and all options to purchase Magma securities then held by the officer shall immediately vest. The Company will continue to provide the officer and his or her dependents group life and health insurance benefits substantially the same as those in effect immediately prior to the Change in Control, increased to the extent that such benefits are increased following the Change in Control, for 24 months following the officer's date of termination. In the event that any payments or benefits under the agreement would not be deductible (in whole or in part) by the Company as a result of the application of Section 280G of the Internal Revenue Code of 1986, as amended (the "Code"), the Severance Payment will be reduced until no portion of the Severance Payment and benefits is not deductible as a result of Section 280G of the Code.

  Agreement II provides the same level of payments and benefits as provided in Agreement I except that the Severance Payment shall equal 100% of the applicable Sum and that health insurance benefits shall be provided for 12 months following a Change in Control.

  A "Change in Control" shall be deemed to have occurred (i) in the event of the acquisition by any person, together with its affiliates, of beneficial ownership of capital stock of the Company possessing 30% or more of the combined voting power of the Company outstanding capital stock, (ii) if within any two-year period, the majority of the members of the Board of Directors of Magma (the "Magma Board") were to be comprised of individuals other than those who were members at the beginning of such period, unless the members elected during such period were approved by a majority of the Magma Board in office immediately prior to the beginning of such period, (iii) if all or substantially all of the Company's assets are sold as an entirety to any person or related group of persons or (iv) if the Company is merged with or into another corporation or another corporation is merged into the Company with the effect that immediately after such transaction the shareholders of the Company immediately prior to such transaction hold less than a majority in interest of the total voting power entitled to vote in the election of directors, managers or trustees of the entity surviving such transaction.

  At a regularly scheduled Board of Directors meeting held on September 20, 1994, the Compensation Committee authorized a change to the definition of "Good Reason" in these agreements, the effect of which would allow a covered executive to resign for "Good Reason" if, after a Change in Control, the executive were required to relocate more than 50 miles from his then current place of employment.

  The foregoing description is qualified in its entirety by reference to the agreements, copies of which are filed as Exhibits 2 and 3 respectively, and are incorporated herein by reference.

  (ii) Indemnification Agreements. At its September 20 meeting, the Magma Board authorized the Company to enter into indemnity agreements with each member of the Magma Board. At that meeting the form of indemnification agreement previously prepared by the Company's counsel was presented to each member of the Magma Board, and each member of the Magma Board executed an indemnification agreement.

  The indemnification agreements supplement the protections afforded to the Company's directors under the Company's articles and bylaws primarily by providing for mandatory advancement of expenses in certain cases. In general, the indemnification agreements provide for the Company to indemnify the directors against expenses, judgments, fines, penalties, ERISA excise taxes and amounts paid in settlement arising in connection with third party proceedings and proceedings by or in the right of the Company against any director relating to his services to the Company if such director acted in good faith and in a manner such director reasonably believed to be in or not opposed to the best interests of the Company, and, with respect to criminal proceedings, had no reasonable cause to believe his behavior was unlawful.

  The foregoing description of the indemnification agreements is qualified in its entirety by reference to the form of agreement, a copy of which is filed as
Exhibit 4 and is incorporated herein by reference.

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  (iii) The Merger Agreement. The following is a summary of the Merger
Agreement. Defined terms used below and not defined herein have the respective meanings assigned to those terms in the Merger Agreement. Such summary is qualified in its entirety by reference to the Merger Agreement, a copy of which is filed as Exhibit 5 hereto and is incorporated herein by reference.

  The Offer and the Merger. The Merger Agreement provides for the making of the Offer by the Purchaser upon the terms and subject to the conditions set forth in the Offer to Purchase. The Merger Agreement further provides that as promptly as practicable after the satisfaction or waiver of the conditions described below, the Purchaser will be merged with and into the Company, with the Company continuing as the surviving corporation following the Merger (the "Surviving Corporation"). As a result of the Merger, the Company will become a wholly owned subsidiary of California Energy. In addition, the directors of the Purchaser immediately prior to the Effective Time will become the initial directors of the Surviving Corporation, and the officers of the Company immediately before the Effective Time will be the initial officers of the Surviving Corporation, in each case until their successors are duly elected or appointed and qualified.

  Conditions to the Obligations of Each Party to Effect the Merger. Consummation of the Merger is subject to certain conditions, including
(i) the purchase of Shares pursuant to the Offer, (ii) approval and adoption of the Merger and the Merger Agreement by the requisite vote of the Company's stockholders, (iii) approval of the issuance of California Energy Common Stock in order to effectuate the Merger by the requisite vote of California Energy's stockholders, (iv) the California Energy Common Stock issuable to the Company's stockholders in the Merger having been authorized for listing on the NYSE upon official notice of issuance, (v) the registration statement to be filed with the Commission by California Energy on Form S-4 under the Securities Act of 1933, as amended (the "Securities Act"), for the purpose of registering the shares of California Energy Common Stock to be issued in the Merger shall have become effective in accordance with the provisions of the Securities Act and no stop order suspending such effectiveness shall have been issued by the Commission and remain in effect, and (vi) that there shall not be in effect (a) any judgment, decree or order issued by any Federal, state or local court of competent jurisdiction, or (b) any statute, rule or regulation enacted or promulgated by any Federal, state, local or legislative, administrative or regulatory body of competent jurisdiction, that in either of cases (a) or (b) prohibits the consummation of the Merger or makes such consummation illegal.

  The Merger Consideration. In the Merger, each outstanding Share (other than Shares held by California Energy, the Purchaser or any other direct or indirect subsidiary of California Energy, Shares held in the treasury of the Company and Shares held by stockholders who properly exercise dissenters' rights under the
NGCL), will be converted into the right to receive, at California Energy's option, either (i) the All Cash Component Amount, net in cash, without interest thereon, or (ii) both (A) the Mixed Cash Component Amount, net in cash, without interest thereon, and (B) the number of fully paid and nonassessable shares of California Energy Common Stock equal to the quotient of (I) $39.00 less (II) the Mixed Cash Component Amount divided by the Average Closing Price (as defined below). The "Mixed Cash Component Amount" shall mean an amount equal to the quotient of (A) (x) $28.50 multiplied by the number of Shares outstanding at the Effective Time less (y) $39.00 multiplied by the number of Shares owned by California Energy and any of its affiliates immediately prior to the Effective Time, divided by (B) the number of Shares outstanding at the Effective Time (other than Shares owned by California Energy and any of its affiliates). The "All Cash Component Amount" shall mean an amount equal to the quotient of (A) (x) $38.75 multiplied by the number of Shares outstanding at the Effective Time less (y) $39.00 multiplied by the number of Shares owned by California Energy and any of its affiliates immediately prior to the Effective Time, divided by (B) the number of Shares outstanding at the Effective Time (other than Shares owned by California Energy and any of its affiliates). The "Average Closing Price" shall mean the average closing price of California Energy Common Stock on the NYSE during the 15 consecutive trading days ending on the fifth business day prior to the Effective Time; provided, however, that if such average closing price exceeds $18.73, the Average Closing Price shall be $18.73, and if such average closing price is less than $14.27, the Average Closing Price shall be $14.27.

  The foregoing formula for determining the consideration to be paid in the Merger was determined so that (i) if California Energy determines to pay the Merger Consideration with a combination of cash and California Energy Common Stock, the consideration paid by California Energy in the Offer and the Merger would consist, on a blended basis, of $28.50 per Share in cash and $10.50 per Share in market value of California Energy Common Stock, based on the Average Closing Price and subject to the Collar Provision, and (ii) if California Energy determines to pay only cash consideration in the Merger, the blended consideration paid by California Energy in the Offer and the Merger would be $38.75 per Share. The consideration to be paid in the Offer and the Merger, including the terms of the Collar Provision, was negotiated on an arm's length basis between California Energy and the Company. The purpose of the Collar Provision is to limit the number of shares of California Energy Common Stock required to be issued in the Merger if the Average Closing Price is less than $14.27 and to establish a minimum number of shares of California Energy Common Stock required to be issued in the Merger if the Average Closing Price exceeds $18.73. It is California Energy's current intention to pay solely in cash although such intention is based on expected market conditions and other factors which may change.

  Company Stock Options. Each option outstanding immediately prior to the Effective Time under the Company Stock Option Plans (as defined in the Merger Agreement), whether or not then exercisable, shall be cancelled by the Company and, in exchange therefor, each holder of any such option shall be entitled to receive from the Company at the Effective Time, or as soon as practicable thereafter, an amount in cash equal to the product of (x) the number of Shares previously subject to such option and (y) the excess, if any, of $39.00 or, if California Energy has elected the All Cash Component Amount, $38.75, over the exercise price per Share previously subject to such option. Each unvested share of deferred stock outstanding immediately prior to the Effective Time (each, a "Deferred Share") shall be cancelled by the Company and each holder of a cancelled Deferred Share shall be entitled to receive at the Effective Time or as soon as practicable thereafter from the Company an amount in cash equal to $39.00 or, if California Energy has elected the All Cash Component Amount, $38.75.

  Magma and California Energy Board Representation. The Merger Agreement provides that, subsequent to consummation of the Offer, the Purchaser will be entitled to that percentage of the number of seats on the Board (rounded to the nearest whole seat) as reflects the percentage of the outstanding Shares then owned by the Purchaser, but in no event less than a majority of the entire Board of Directors of the Company (regardless of vacancies). In order to provide the Purchaser with such representation on the Board, the Company may be required to increase the size of the Board or to secure the resignation of one or more directors; provided, however, that such resignations will not cause the number of Disinterested Directors (as defined below) to be less than two. If the Purchaser acquires Shares pursuant to the Offer and determines to obtain majority representation on the Board, the Company will be required to send to stockholders the information required by Rule 14f-1 under the Exchange Act, and California Energy and the Purchaser will be required to furnish to the Company all such information with respect to itself and its directors, officers and affiliates. Following the election or appointment of the foregoing nominees and prior to the Effective Time, any amendment of the Merger Agreement or the Company's Articles of Incorporation or Bylaws, any termination of the Merger Agreement by the Company, any extension by the Company of the time for the performance of any of the obligations or other acts of California Energy or the Purchaser or waiver of any of the Company's rights under the Merger Agreement, and any other consent or action by the Company's Board of Directors under the Merger Agreement will require the concurrence of a majority (which shall be at least two) of the directors of the Company who are not designees of California Energy or the Purchaser ("Disinterested Directors").

  California Energy has agreed to nominate and use its best efforts to cause up to two nominees of the Company to be elected or appointed as members of California Energy's Board of Directors.

  Other Proposals. The Merger Agreement further provides that neither the Company nor any of its subsidiaries, or any of their respective directors, officers, agents, financial advisors or otherwise may solicit, initiate or knowingly encourage the submission of proposals or offers from any person relating to any Competing Transaction (as defined below) or participate in any negotiations regarding, or furnish to any other person any information (except for information which has been previously publicly disseminated by the

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Company in the ordinary course of business) with respect to, or otherwise cooperate in any way with, or assist or participate in, facilitate or encourage, any effort or attempt by any other person to do or seek any of the foregoing. The Company may (i) review and act upon (which actions may include, without limitation, providing confidential information, negotiating a transaction and entering into an agreement for a transaction) an unsolicited proposal by any other person relating to any of the transactions referred to in the preceding sentence, if the Board determines in good faith, after consultation with and based upon the advice of its financial and legal advisors, that failing to review and act upon such proposal would constitute a breach of fiduciary duty and (ii) comply with Rule 14e-2 promulgated under the Exchange Act with regard to a tender or exchange offer, and such review, conduct or compliance will not violate the Merger Agreement. "Competing Transaction" shall mean any of the following involving the Company or any of its subsidiaries: (i) any merger, consolidation, share exchange, business combination, or other similar transaction; (ii) any sale, lease, exchange, mortgage, pledge, transfer or other disposition of 50% or more of the assets of the Company and its subsidiaries, taken as a whole, in a single transaction or series of transactions; (iii) any tender offer or exchange offer for 50% or more of the Shares or the filing of a registration statement under the Securities Act in connection therewith; (iv) any person having acquired beneficial ownership or the right to acquire beneficial ownership of, or any "group" (as such term is defined under Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder) having been formed which beneficially owns or has the right to acquire beneficial ownership of, 50% or more of the Shares; or (v) any public announcement of a proposal, plan or intention to do any of the foregoing or any agreement to engage in any of the foregoing.

  The Company has agreed to notify California Energy immediately if any inquiries are received by, any information is requested from, or any negotiations or discussions are sought to be initiated or continued with the Company, in each case in connection with any acquisition, business combination or purchase of all or any significant portion of the assets of, or any equity interest in, the Company or any subsidiary.

  Representations and Warranties. The Merger Agreement contains customary representations and warranties of the parties thereto, including representations by each of the Company and California Energy as to the absence of certain changes or events concerning its business, compliance with law, energy regulatory status, environment, employee benefit plans, insurance, taxes, related party transactions, the status of development and construction projects and the status of operating projects.

  Certain Covenants of the Company, California Energy and the Purchaser. The Company has agreed that, prior to the Effective Time, unless California Energy shall otherwise consent in writing and except as is otherwise permitted by the Merger Agreement, the businesses of the Company and its subsidiaries shall be conducted only in, and the Company and its subsidiaries shall not take any action except in, the ordinary course of business and in a manner consistent with past practice; and the Company will use its best efforts to preserve substantially intact its business organization, to keep available the services of its present officers, employees and consultants and to preserve its present relationships with customers, suppliers and other persons with which it or any of its subsidiaries has significant business relations. By way of amplification and not limitation, except as contemplated by the Merger Agreement, the Company has agreed that neither it nor any of its subsidiaries will, prior to the Effective Time, directly or indirectly, do any of the following without the prior written consent of California Energy: (a) (i) issue, sell, pledge, dispose of, encumber, authorize, or propose the issuance, sale, pledge, disposition, encumbrance or authorization of any Shares or shares of its subsidiaries' capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of its or its subsidiaries' capital stock, or any other ownership interest (except with respect to Shares previously reserved for issuance as disclosed in Section 4.03 of the Merger Agreement); (ii) amend or propose to amend its articles of incorporation or bylaws or equivalent organizational documents; (iii) split, combine or reclassify any of its outstanding common stock, or declare, set aside or pay any dividend or distribution payable in cash, stock, property or otherwise with respect to the common stock; (iv) redeem, purchase or otherwise acquire or offer to redeem, purchase or otherwise acquire any shares of its capital stock, except in the performance of its obligations under existing employee plans; or (v) authorize or propose or enter into any contract, agreement, commitment or arrangement with respect to

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any of the matters set forth in this section (a); (b) (i) acquire (by merger, consolidation, or acquisition of stock, partnership interests or assets) any corporation, partnership or other business organization or division thereof or any other interests in operating properties; (ii) except in the ordinary course of business and in a manner consistent with past practices, sell, pledge, lease, transfer, dispose of, or encumber or authorize or propose the sale, pledge, lease, transfer, disposition or encumbrance of any of its or its subsidiaries' assets (including intangible assets); (iii) create, incur, assume or guarantee any indebtedness or other similar obligation, or enter into any contract or agreement, except in the ordinary course of business and consistent with past practice; (iv) enter into any new line of business or make any bid or enter into any commitment in respect of any new or proposed projects; (v) prepay or refinance any part of the principal or interest of any existing indebtedness before the due date thereof; (vi) assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person or entity, except for endorsements in the ordinary course of business in connection with the deposit of items for collection; (vii) make any loans, advances or capital contributions to or investments in any person or entity; (viii) waive, release, grant or transfer any rights of value or modify or change in any material respect any existing license, material lease or commitment; (ix) make or commit to or guarantee any single capital expenditure or obligation which is not consistent with past practice and currently budgeted; or (x) enter into or amend any contract, agreement, commitment or arrangement with respect to any of the matters set forth in this section (b); (c) take any action other than in the ordinary course of business and in a manner consistent with past practice (none of which actions shall be unreasonable or unusual) with respect to the grant of any severance or termination pay (otherwise than pursuant to policies of the Company or any of its subsidiaries in effect on November 30, 1994) or with respect to any increase of benefits payable under its severance or termination pay policies in effect on November 30, 1994; (d) make any payments (except in the ordinary course of business and in amounts and in a manner consistent with past practice) under any of its employee plans to any of its or its subsidiaries' employees, independent contractors or consultants, enter into any new employee plan, any new employment or consulting agreement, grant or establish any new awards under such plan or agreement, or adopt or otherwise amend any of the foregoing; (e) take any action except in the ordinary course of business and in a manner consistent with past practice (none of which actions shall be unreasonable or unusual) with respect to accounting policies or procedures (including, without limitation, its procedures with respect to the payment of accounts payable); (f) before the purchase of Shares pursuant to the Offer and other than pursuant to the Merger Agreement, take any action to cause the shares of its common stock to cease to be listed on the NNM; (g) cause or permit any of their current insurance (or reinsurance) policies to be cancelled or terminated or any of the coverage thereunder to lapse, unless forthwith upon notice of such termination, cancellation or lapse, the Company or such subsidiary used its best efforts to obtain commercially reasonable replacement policies from the same or comparable insurers providing coverage which is the same as or comparable to that provided under the cancelled, terminated or lapsed policies; (h) enter into any agreement or transaction with any affiliate of the Company upon terms and conditions less favorable to the Company or such affiliate than could be obtained on an arm's length basis, except for agreements or transactions in the ordinary course of business and consistent with past practice; (i) settle any material pending litigation; or
(j) enter into any oral or written agreement, contract, commitment, arrangement or understanding with respect to any of the foregoing.

  Notwithstanding the foregoing: (i) the Company may close the financing of its Malitbog project without the prior consent of California Energy; provided that California Energy has been given the opportunity to review the relevant financing documents and the Company has given California Energy at least two days' prior notice of the anticipated closing date; (ii) the Company may make and commit to ordinary course budgeted operational capital and other expenditures relating to projects in operation or construction without the consent of California Energy; (iii) the Company may make planned capital and operational expenditures with respect to its Malitbog project, without the consent of California Energy; (iv) the Company will not make any capital or other expenditures in excess of $500,000 in the aggregate with respect to its Nevada Power Pumped Storage contract, its Alto Peak contract and any other contract related to a development project without prior consultation with California Energy and California Energy's consent; (v) the Company may honor all existing contractual obligations relating to projects in operation or construction without the consent of California Energy; and (vi) the Company will not incur any additional indebtedness (secured or unsecured) or make new project or capital commitments in excess of $1,000,000 without prior consultation with California Energy and California Energy's consent.

  California Energy has agreed that, prior to the Effective Time, unless the All Cash Component election has been made or unless the Company shall otherwise consent in writing, and except as is otherwise permitted by the Merger Agreement, neither California Energy nor any of the California Energy subsidiaries shall, directly or indirectly, do any of the following: (a)(i) issue or sell, or propose the issuance or sale of, any shares of its or its subsidiaries' capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of its or its subsidiaries' capital stock, or any other ownership interest (except with respect to California Energy Common Stock previously reserved for issuance as disclosed in Section 3.03 of the Merger Agreement) if (A) the proceeds of any such issuance or sale ("Proceeds") exceed $50,000,000, and (B) such Proceeds are not applied, if necessary, so as to allow California Energy to exercise the All Cash Component election; (ii) split, combine or reclassify any of its outstanding common stock, or declare, set aside or pay any dividend or distribution payable in cash, stock, property or otherwise with respect to the common stock; (iii) redeem, purchase or otherwise acquire or offer to redeem, purchase or otherwise acquire any shares of its capital stock, except in the performance of its obligations under existing employee plans or pursuant to a repurchase program under Rule 10b-18 promulgated under the Exchange Act; or
(iv) authorize or propose or enter into any contract, agreement, commitment or arrangement with respect to any of the matters set forth in this section (a);
(b) in the case of California Energy, merge or consolidate with or into another person or engage in a recapitalization or other similar extraordinary business transaction; (c) make any material change in accounting policies, other than as required by generally accepted accounting principles; or (d) enter into any oral or written agreement, contract, commitment, arrangement or understanding with respect to any of the foregoing.

  Access to Information. The Merger Agreement provides that from December 5, 1994 to the Effective Time, each of California Energy and the Company shall, and shall cause their respective subsidiaries, officers, directors, employees, auditors, attorneys and agents to, afford the officers, employees, auditors, attorneys and agents of the other party (the "Respective Representatives") complete access at all reasonable times and on reasonable notice to its officers, employees, agents, accountants, properties, offices and other facilities and to all books and records, and shall furnish such Respective Representatives with all financial, operating and other data and information and all information relating to the regulatory status of its plants (whether held by it, a subsidiary, or agents thereof) as the other party, through its officers, employees, agents or accountants, may reasonably request. All information obtained by California Energy or the Company is required to be kept confidential in accordance with confidentiality agreements dated December 4, 1994 entered into between California Energy and the Company.

  Employee Benefits. The Merger Agreement provides that California Energy shall cause the Surviving Corporation and its subsidiaries to (x) honor all employment, change in control, deferred compensation, pension, retirement and severance agreements in effect on December 5, 1994 between the Company or one of its subsidiaries and any employee of the Company or one of its subsidiaries, or maintained for the benefit of any employee of the Company or one of its subsidiaries, and (y) honor all bonus determinations for the fiscal year ending December 31, 1994 made by the Company or any of its subsidiaries prior to December 5, 1994 with respect to the bonus plans and arrangements of the Company and its subsidiaries. For a period of one year commencing on the Effective Time, California Energy shall cause the Surviving Corporation to provide active employees of the Company and its subsidiaries with benefits (including, without limitation, welfare benefits) that are no less favorable, taken as a whole, than the benefits provided under the Company Benefit Plans (as defined in the Merger Agreement) (other than equity-based plans and bonus plans) as in effect immediately prior to the Effective Date. To the extent that service is relevant for eligibility, vesting or benefit calculations or allowances (including, without limitation, entitlements to vacation and sick days) under any plan or arrangement maintained in order to provide the benefits described in the preceding sentence, such plan or arrangement shall credit employees for service on or prior to the Effective Time with the Company or any of its subsidiaries. California Energy shall as promptly as practicable after the Effective Time cause the Surviving Corporation to (or the Company may prior to the Effective Time) amend each demand note made in favor of the Company by an employee of the Company or one of its subsidiaries to provide that (x) such demand note will not be repayable on demand from the Company and
(y) upon the involuntary termination without cause of the employment of such employee, all sums owed under such demand note shall be payable in equal quarterly installments over a period of not less than 36 months. With respect to each employee of the Company (other than employees of the Company which are parties to a "change in control" or "severance" agreement) who is, within the one-year period following the closing of the Offer, either (i) terminated without cause or (ii) terminated as a result of a reduction in force. California Energy shall cause the Surviving Corporation to make the following payments: (1) if, upon the effective date of such employee's termination, such employee has less than one year's service with the Company, a payment equal to three months' base salary plus an amount equal to one-fourth of the prior year's targeted bonus for such employee, payable in twelve equal installments over the twelve months following such termination; or (2) if, upon the effective date of such employee's termination, such employee has one year or more of service with the Company, a payment equal to six months' base salary plus an amount equal to one-fourth of the prior year's targeted bonus for each such employee, payable in twelve equal installments over the twelve months following such termination. For the purposes of subclauses (1) and (2), if an employee was not eligible for a bonus in the referenced prior year, then the targeted bonus for the current year shall be used. An employee shall not be eligible for the payments specified in subclause (1) or (2) if such employee's termination relates to a reduction in force referred to in subclause (ii) above and such employee has been offered a comparable position (in terms of compensation) by California Energy at any location; provided, however, that no such amounts referenced in (1) and (2) will be payable if, in the good faith determination of the Company, the employee's job performance did not merit continued employment or offer of relocation to a comparable position. An employee may not receive the foregoing severance payments and simultaneously receive any severance payments under the Company's severance policy described in the first two sentences of this paragraph.

  Disposition of Pending Litigation. The Merger Agreement provides that the parties will jointly file a stipulation of dismissal without prejudice of, or take other reasonable steps necessary to terminate without prejudice, the action entitled Magma Power Company v. California Energy Company, Inc., et al., Case No. CV-N-94-00719-DWH, pending in the United States District Court for the District of Nevada, including any and all claims and counterclaims asserted against the Company, its directors, its officers, California Energy and the Purchaser, with each party bearing its own costs and attorneys' fees.

  Amendment. The Merger Agreement may be amended by action taken by California Energy and the Purchaser, and by action taken by or on behalf of the Company's Board at any time before the Effective Time; provided, however, that, after approval of the Merger by the stockholders of the Company, no amendment may be made which would materially adversely impact the interests of the Company's stockholders or reduce the amount or change the type of consideration into which each Share will be converted upon consummation of the Merger.

  Termination. The Merger Agreement provides that it may be terminated at any time before the Effective Time in the following circumstances: (a) by mutual consent of the Boards of Directors of California Energy and the Company; or (b) by the Company or California Energy if the Offer shall not have been consummated by February 28, 1995; or (c) by the Company or California Energy if the Effective Time shall not have occurred on or prior to September 30, 1995; or (d) by either California Energy or the Company if a court of competent jurisdiction or governmental, regulatory or administrative agency or commission shall have issued an order, decree or ruling or taken any other action (which order, decree or ruling the parties hereto shall use their best efforts to lift), in each case permanently restraining, enjoining or otherwise prohibiting the transactions contemplated by the Merger Agreement and such order, decree, ruling or other action shall have become final and nonappealable; or (e) by California Energy if (i) the Board of Directors of the Company withdraws, modifies or changes its recommendation of the Merger Agreement or any of the transactions contemplated thereby or shall have resolved to do any of the foregoing or (ii) the Board of Directors of the

Company recommends to the holders of Shares any proposal with respect to a merger, consolidation, share exchange or similar transaction involving the Company or any of its Subsidiaries, other than the transactions contemplated by the Merger Agreement; or (f) by California Energy if, without the Company's consent, any person has acquired beneficial ownership or the right to acquire beneficial ownership of or any "group" (as defined under Section 13(d) of the Exchange Act and the rules and regulations promulgated thereunder) has been formed which beneficially owns, or has the right to acquire beneficial ownership of, more than 10% of the Shares; or (g) by the Company or California Energy if (i) a corporation, partnership, person or other entity or group shall have made a bona fide offer that the Board of Directors of the Company determines in its good faith judgment and in the exercise of its fiduciary duties, after consultation with and based upon the advice of its financial and legal advisors, is more favorable to the Company's stockholders than the Offer and the Merger or (ii) any person (including, without limitation, the Company or any affiliate thereof), other than California Energy or any affiliate of California Energy, shall have become the beneficial owner of more than 50% of the then outstanding Shares; or (h) by either California Energy or the Company if the other party shall have breached the Merger Agreement in any material respect and such breach continues for a period of ten days after the receipt of notice of the breach from the nonbreaching party.

  Termination Fee for California Energy. The Merger Agreement provides that if it is terminated pursuant to clause (e) or (g) or terminated by California Energy pursuant to clause (h) of the preceding paragraph, the Company will be required to pay California Energy a termination fee of $8,000,000 plus California Energy's actual documented out-of-pocket expenses incurred since September 13, 1994 in connection with the Merger Agreement and the transactions contemplated thereby, including, without limitation, legal and professional fees and expenses.

  Termination Fee for the Company. The Merger Agreement provides that if by December 19, 1994, California Energy has not delivered to the Company either a revised Commitment Letter (as defined in the Merger Agreement) or definitive loan documentation reflecting the financing contemplated by such Commitment Letter which, in each case,(i) does not contain any due diligence conditions regarding California Energy and the Company and its subsidiaries and (ii) has a definition of "material adverse effect" and/or "material adverse change" that substantially conforms in all material respects with the definition of Material Adverse Effect (other than as provided in subclause (i) of the definition provided below) contained in the Merger Agreement with respect to California Energy and the Company, then California Energy will be required to pay the Company a termination fee of $8,000,000 if (i) the Offer expires or is terminated without the Purchaser having accepted for payment the Shares tendered pursuant thereto or (ii) the Merger Agreement is terminated by either California Energy or the Company because the Offer has not been consummated by February 28, 1995 ((i) and (ii) collectively, the "Offer Termination Events"); provided, however, that the $8,000,000 termination fee will not be required to be paid if failure to consummate the Offer results from one or more of the following: (i) a Material Adverse Effect with respect to the Company shall exist or shall have occurred and be continuing on or prior to the relevant Offer Termination Event; (ii) the Company shall have materially breached the Merger Agreement and California Energy shall have terminated the Merger Agreement pursuant to clause (h) of the paragraph entitled "Termination" above; or (iii) generally accepted accounting principles would require a restatement of the Company's audited financial statements contained in the Company SEC Reports (as defined in the Merger Agreement).

  Certain Definitions. When used in connection with California Energy and the Purchaser, the term "Material Adverse Effect" means any change or effect, when taken together with all other adverse changes and effects relating to California Energy or the Purchaser, which are not individually or in the aggregate deemed to have a Material Adverse Effect, that is or is reasonably likely to be materially adverse to the business, operations, properties, condition (financial or otherwise), assets or liabilities (including, without limitation, contingent liabilities) of California Energy and its subsidiaries taken as a whole; provided, however, that the occurrence of any or all of the following shall not constitute a Material Adverse Effect: (i) any change in any law applicable to California Energy or any California Energy subsidiary or by which any property or asset of California Energy or any California Energy subsidiary is bound, (ii) a failure to receive any contract for which California Energy or any California Energy subsidiary has submitted or will submit a competitive bid, (iii) the loss of any contract or arrangement (whether by revocation, lapse or invalidity) with respect to a project that California Energy or a California Energy subsidiary has under development other than any such loss resulting from a breach by California Energy of the representations and warranties set forth in Sections 3.22 and 3.23 of the Merger Agreement (relating to the status of California Energy's development and construction projects and its operating projects), (iv) a failure to close any public or private financing of any project in which California Energy or any California Energy subsidiary owns a direct or indirect interest or (v) the termination of the employment of any employee, officer, director or consultant of California Energy or any California Energy subsidiary.

  When used in connection with the Company or any of its subsidiaries, the term "Material Adverse Effect" means any change or effect, when taken together with all other adverse changes and effects relating to the Company and its subsidiaries, that is or is reasonably likely to be materially adverse to the business, operations, properties, condition (financial or otherwise), assets or liabilities (including, without limitation, contingent liabilities) of the Company and the subsidiaries taken as a whole; provided, however, that the occurrence of any or all of the following shall not constitute a Material Adverse Effect: (1) any change in any law applicable to the Company or any subsidiary or by which any property or asset of the Company or any subsidiary is bound, (ii) a failure to receive any contract or award for which the Company or any subsidiary has submitted or will submit a competitive bid, (iii) the loss of any contract or arrangement (whether by revocation, lapse or invalidity) with respect to a project that the Company or any subsidiary has under development, other than any such loss related to the Malitbog project or Fish Lake project and other than any such loss resulting from a breach by the Company of the representations and warranties set forth in Sections 4.22 and
4.23 of the Merger Agreement (relating to the status of the Company's development and construction projects and its operating projects), (iv) an unfavorable ruling by the California Public Utilities Commission with respect to the Company's California plants under the pending Biennial Resource Plan Update, (v) a loss of, or unfavorable ruling in, the Company's pending litigation against Southern California Edison Company, but only insofar as such litigation seeks to increase the energy price payable for deliveries over nameplate capacity and not insofar as any unfavorable ruling affects the validity or enforceability of any contract subject thereto or the enforceability of any material term thereof, (vi) a failure to close any public or private financing of any project in which the Company or any subsidiary owns a direct or indirect interest (other than as a result of a loss with respect to the Malitbog project or the Fish Lake project or as a result of a breach by the Company of the representations and warranties set forth in Section 4.22 or 4.23 of the Merger Agreement), or (vii) the termination of the employment of any employee, officer, director or consultant of the Company or any subsidiary.

  Miscellaneous. The Merger Agreement contains customary indemnification provisions pursuant to which the directors, officers, employees, fiduciaries and agents of the Company and its subsidiaries are required to be indemnified to the fullest extent permitted by applicable law, and regardless of whether the Merger becomes effective, by the Company and, after the Effective Time, by the Surviving Corporation and California Energy, from costs or expenses (including attorney's fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement of or in connection with any claim, action, suit, proceeding or investigation arising out of or pertaining to the transactions contemplated by the Merger Agreement, including liabilities under the securities laws in connection with the Merger. In addition, except as set forth above, all costs and expenses incurred in connection with the Merger Agreement and the transactions contemplated thereby will be paid by the party incurring such costs and expenses.

  The foregoing description of the Merger Agreement is qualified in its entirety by reference to the text of the Merger Agreement, which is filed as
Exhibit 5 and is incorporated herein by reference.

  (iv) Confidentiality and Standstill Agreements. California Energy and the Company have entered into confidentiality agreements, dated December 4, 1994, pursuant to which each party has agreed to maintain the confidentiality of proprietary information that may be disclosed to it and its representatives in connection with the transactions contemplated by the Merger Agreement. In addition, California Energy and the

Company have entered into a standstill agreement, dated December 5, 1994, pursuant to which California Energy has agreed that neither California Energy nor any of its subsidiaries will, for a period of three years from December 5, 1994, among other things, acquire any securities of the Company or participate in any proxy solicitation of the Company's stockholders, except in connection with the Offer and the Merger or a tender offer for all shares of the Company's Common Stock for a price no less than $38.75 net to the seller in cash.

  (v) Background. In May 1991, representatives of California Energy and the Company entered into discussions to explore the possibility of combining the companies, and the two companies exchanged certain information concerning their respective businesses for the purpose of considering a business combination or other acquisition transaction. The information provided to California Energy included confidential information about Magma supplied under a confidentiality agreement. At the end of May 1991, the discussions were terminated as a result of the inability of the parties to reach agreement concerning price and certain other terms.


  In the summer of 1991, a then member of the Magma Board conducted unauthorized discussions with representatives of California Energy in an attempt to revive the failed transaction of the spring. These discussions were immediately terminated when the Magma Board became aware of them; the responsible Magma director promptly resigned. California Energy then brought suit against Magma seeking reimbursement of expenses on the theory that Magma had not acted in good faith. This suit was dismissed with prejudice in late 1992 without any payments by Magma.

  In August 1993, Mr. David Sokol, who had been appointed President and Chief Executive Officer of California Energy in April of 1993, contacted Mr. Pankratz, then Chairman and Chief Executive Officer of the Company, to request a meeting. At a meeting in San Diego in September 1993, Mr. Sokol and Mr. Steven A. McArthur, Senior Vice President, General Counsel and Secretary of California Energy, and Messrs. Pankratz and Peele and Mr. Ralph W. Boeker, President of the Company, discussed principally the possibility of joint venturing or other cooperation in respect of certain pending power development projects in the Philippines. Mr. Sokol also shared with Mr. Boeker and Mr. Pankratz his views as to the possible strategic and cost benefits that could follow from consolidation in the independent power industry, and, in particular, a combination of the Company and California Energy. Mr. Boeker and Mr. Pankratz expressed the view that they did not agree with Mr. Sokol's analysis and questioned its underlying assumptions.

  In addition, at the August meeting California Energy suggested to the Company that it consider utilizing Peter Kiewit Sons', Inc. ("Kiewit") as the Company's general contractor in respect of the Company's pending projects in the Philippines. The Company's management agreed to meet with Kiewit regarding its possible role as a contractor in the Philippines. The meeting between the Company and Kiewit was held in the fall of 1993. No agreements or understandings were reached with Kiewit, and no further discussions were held in respect of using Kiewit, as the Company's general contractor.

  In January 1994, Mr. Sokol contacted Mr. Pankratz again by telephone to try to arrange another meeting. At Mr. Pankratz's suggestion, Mr. Sokol was asked to contact Mr. Boeker, the President and recently appointed Chief Executive Officer of the Company, to discuss a meeting. In an April 1994 telephone conversation between Mr. Sokol and Mr. Boeker, the possibility of cooperation with respect to international joint ventures between the companies and other possible synergies between the companies were generally discussed. No agreements or understandings were reached, and Mr. Boeker again questioned the validity of Mr. Sokol's synergy assumptions.

  In June 1994, Mr. Sokol proposed a meeting with Messrs. Pankratz and Boeker to discuss a possible combination of Magma and California Energy. Although Magma originally agreed to meet on August 11, 1994 with Mr. Sokol to hear his views, Magma cancelled this meeting as a result of reports that had been received by Mr. Boeker which indicated that certain California Energy representatives were making various misrepresentations about Magma to its overseas partners regarding Magma's Malitbog project in the Philippines.

  On September 15, 1994, Mr. Sokol contacted a member of the Magma Board in an effort to determine whether the Company had an interest in discussing a negotiated combination of the companies in the near future. The director stated that he would ask the Company's management to respond directly to Mr. Sokol's inquiry. Later that same day, Messrs. Pankratz and Boeker called Mr. Sokol and advised him that they had no interest in meeting with Mr. Sokol until mid-November after the closing of the Malitbog financing.

  On September 19, 1994, Mr. Sokol delivered to Messrs. Pankratz and Boeker and released publicly a letter in which California Energy made a proposal (the "Initial Proposal") to acquire Magma Power for $25 a Share in cash and $10 a Share in California Energy common stock and threatened to proceed in a hostile manner unless Magma promptly responded to the Initial Proposal.

  On September 19 Magma issued a press release stating that the Magma Board would consider the Initial Proposal in due course.

  On September 22, 1994, Magma announced its retention of Goldman, Sachs & Co. ("Goldman Sachs") and Shearman & Sterling as its independent financial and legal advisors, respectively, in connection with the Initial Proposal.

  On the afternoon of Monday, September 26, 1994, Goldman Sachs contacted Gleacher & Co. Inc. ("Gleacher"), financial advisor to California Energy. Goldman Sachs advised Gleacher that the Magma Board would be meeting on October 2 and 3, 1994 and agreed to a meeting in New York to allow Gleacher and Mr. Sokol to clarify the Initial Proposal on the condition that California Energy not commence a hostile tender offer prior to October 4.

  Representatives of Goldman Sachs met with Mr. Sokol and representatives of Gleacher on Wednesday, September 28, 1994. At this meeting Mr. Sokol and the Gleacher representatives explained their views of the benefits of the Initial Proposal. In addition, they delivered a third letter to Messrs. Pankratz and Boeker, which stated that California Energy would commence a tender offer on Tuesday, October 4, 1994 if the Magma Board did not authorize "meaningful" merger negotiations by the close of business on October 3, 1994.

  At a meeting held on October 2 and 3, 1994, the Magma Board carefully considered the Company's business, financial condition and prospects, the terms and conditions of the Initial Proposal, California Energy's business, financial condition and prospects and other matters, including presentations by the Company's management and financial and legal advisors. The Company's management made detailed presentations regarding, among other things, the Company's business plan and the various strategic initiatives which the Company had undertaken both in the United States and overseas.

  On October 3, 1994, the Magma Board (i) authorized the adoption of a stockholders' rights plan (the "Rights Plan") and an amendment to the Company's Bylaws that eliminated the ability of the Company's stockholders to act by written consent (the "Bylaw Amendment") and (ii) authorized the filing of an action in Nevada state court seeking a declaratory judgment that the Nevada business combination statute would be upheld as valid and that the Magma Board had properly discharged its fiduciary duties in adopting the Rights Plan and the Bylaw Amendment. The Magma Board also authorized Goldman Sachs to meet with representatives of Gleacher. This meeting was held on the morning of October 4, 1994. At this meeting Goldman Sachs informed Gleacher that Magma was not for sale and that the value placed on Magma by the Initial Proposal did not remotely reflect the intrinsic value of Magma. Later that day California Energy issued a press release announcing its intention to commence a tender offer for 12,400,000 Shares at a price of $35 net to the seller per Share.

  On October 6, 1994, California Energy caused the Purchaser to commence the Prior Offer. In the Prior Offer to Purchase, the Purchaser stated that California Energy was seeking to negotiate a definitive acquisition agreement pursuant to which the Purchaser would, as soon as practicable following consummation of the

Offer, consummate a merger or other business combination (the "Back-End Merger") with the Company. In the Prior Offer to Purchase, the Purchaser stated that in the Back-End Merger each remaining Share would be converted into the right to receive cash and shares of California Energy common stock. The Prior Offer to Purchase implied that the amount of cash available in the Back-End Merger would be approximately $15.00 per share. The Prior Offer and the Back-End Merger are collectively referred to herein as the "Prior CE Proposal".

  At a meeting of the Magma Board held on October 10, 1994, the Company's management and Goldman Sachs each reviewed and updated the presentations they had made to the Magma Board at the October 2 and 3, 1994 board meeting. In addition, Goldman Sachs opined to the Magma Board that the consideration provided for in the Prior Offer was inadequate.

  At the October 10, 1994 board meeting the Magma Board, after careful consideration, unanimously voted to reject the Prior Offer. Accordingly, the Magma Board unanimously recommended that the Company's stockholders reject the Prior Offer and not tender their Shares pursuant to the Prior Offer. The Magma Board determined that, based on, among other things, the presentations of the Company's management and Goldman Sachs at the meeting and the Magma Board's knowledge of and familiarity with the Company's businesses, financial condition and future prospects and with California Energy and its management, it was in the best interest of the Company and its stockholders that the Company remain independent and continue to pursue its long-term business strategy.

  In reaching its determinations and recommendations with respect to the Prior Offer, as indicated above, the Magma Board took into account numerous factors discussed at its October 2 and 3, 1994 board meetings and its October 10, 1994 board meeting including, among other things, the conditional and coercive terms of the Prior Offer and the opinion of Goldman Sachs that the consideration provided in the Prior Offer was inadequate.

  The Board resolved at its October 10, 1994 meeting that the Distribution Date (as defined in the Rights Agreement) would not occur until the earlier of
(i) such later date as the Board, in its sole discretion, shall fix by resolution adopted prior to the Distribution Date and (ii) the date the Purchaser becomes an Acquiring Person (as defined in the Rights Agreement).

  On October 21, 1994, California Energy announced that it had revised the Prior Offer (as so revised the "Revised Prior Offer") so as to offer $38.50 net to the seller per Share and the terms of the Back-End Merger, which indicated that remaining Shares would each be converted in the Back-End Merger into approximately $18.10 in cash and California Energy Common Stock with a value of approximately $20.40.

  At a meeting of the Magma Board held on October 28, 1994, the Company's management and Goldman Sachs each reviewed and updated the presentations they had made to the Magma Board at the October 2 and 3, 1994 and October 10, 1994 board meetings. In addition, Goldman Sachs opined to the Magma Board that the consideration provided in the Revised Prior Offer was inadequate.

  At the October 28, 1994 board meeting the Magma Board, after careful consideration, unanimously voted to reject the Revised Prior Offer. Accordingly, the Magma Board unanimously recommended that the Company's stockholders reject the Revised Prior Offer and not tender their Shares pursuant to the Revised Prior Offer.

  In reaching its determinations and recommendations with respect to the Revised Offer, as indicated above, the Magma Board took into account numerous factors discussed at its October 28, 1994 board meeting, including, among other things, inquiries received from various third parties expressing interest in pursuing a possible business combination with the Company, the conditional and coercive terms of the Revised Prior Offer and the opinion of Goldman Sachs that the consideration provided for in the Revised Prior Offer was inadequate.

  At its meeting held on October 28, 1994, the Magma Board considered a variety of alternatives to the Revised Prior Offer. After considerable discussion, the Magma Board resolved that it was desirable and in the best interests of the Company and its stockholders to direct the Company's management and financial advisor to explore all available alternatives to further the best interests of Magma stockholders, including remaining independent, conducting discussions with interested parties, including California Energy, concerning possible business combinations, strategic partnerships or equity investments, recapitalizing or restructuring the Company and similar transactions.

  At the Magma Board's October 28, 1994 meeting, the Magma Board determined that if, and when, any discussions or negotiations of the type referred to in the immediately preceding paragraph (including, without limitation, the provision of confidential information to interested third parties) were underway or undertaken, disclosure with respect to any parties to, furnishing confidential information in connection with, and the possible terms of, any such transactions or proposals might jeopardize the continuation of any discussions or negotiations. Accordingly, the Magma Board adopted a resolution instructing the members of the Magma Board and management not to disclose the possible terms of any such transactions or proposals, or the parties thereto, or the furnishing of confidential information in connection therewith, unless and until a definitive agreement or an agreement in principle relating thereto had been reached.

  After the meeting of the Magma Board on Friday, October 28, 1994, representatives of Magma's financial advisor called a representative of California Energy's financial advisor to inform him that the Magma Board had rejected the Revised Prior Offer and that on the ensuing Monday Magma would actively commence exploring all available alternatives to further the best interests of Magma stockholders. Magma's representatives suggested that if California Energy was inclined to meaningfully negotiate all aspects of the Revised Prior Offer (including a substantial increase in price), Magma would be available over the weekend to meet with California Energy. California Energy's financial advisor responded that it would be premature to meet at such time.

  On October 31, 1994, the Magma Board announced that it had unanimously voted to reject the Revised Prior Offer and unanimously recommended that Magma's stockholders reject the Revised Prior Offer and not tender their shares pursuant to the Revised Prior Offer.

  The Magma Board also announced that it had authorized Magma management and Goldman Sachs to explore all available alternatives to further the best interests of Magma stockholders, including remaining independent, conducting discussions with interested parties, including California Energy, concerning possible business combinations, strategic partnerships or equity investments, recapitalizing or restructuring the company and similar transactions.

  On November 1, 1994, California Energy filed a revised Request Solicitation Statement and announced that it had extended the expiration date of the Revised Offer until December 2, 1994 and that about 596,580 shares of Common Stock (approximately 2.5% of the outstanding shares of Common Stock) were tendered as of November 1. Mr. Sokol was quoted as follows: ". . . we [California Energy] have put our best offer on the table and we intend to withdraw our acquisition proposal if we have not signed a merger agreement with Magma or received sufficient written requests to call a special meeting by December 2, 1994."

  On or about November 5, 1994 California Energy sent a definitive Request Solicitation Statement to Magma stockholders and filed such statement with the SEC on November 7, 1994.

  On November 7, 1994, Magma issued a press release relating to the status of meetings with interested parties.

  Representatives of Magma provided California Energy with the same form of confidentiality agreement provided to other third parties interested in reviewing confidential information regarding Magma in connection with possible alternative transactions. California Energy refused to sign this agreement and instead provided a signed copy of an agreement that had been modified so as to, among other things, remove the standstill provision.

  In a letter dated November 7, 1994, counsel to Magma provided a signed confidentiality agreement in favor of California Energy (including a three-year standstill provision) and suggested a meeting between California Energy and Magma to discuss California Energy during the week of November 21. In this letter, it was reiterated that Magma would not provide confidential information to California Energy on different terms than those pursuant to which such information was being provided to other interested parties. In a letter dated November 10, 1994 from Mr. Sokol to Mr. Pankratz, the proposed meeting was rejected.

  On November 14, 1994, Magma issued a press release expressing its disappointment in the failure of California Energy to provide Magma access to confidential information regarding California Energy, despite Magma's execution of a confidentiality agreement in California Energy's favor.

  On November 21, 1994, Magma filed with the SEC and sent to Magma stockholders a definitive Opposition Solicitation Statement.

  On November 29, 1994, the Magma Board had a meeting at which, among other things, Magma's management and advisors updated the Magma Board on the status of the contacts and discussions that had been undertaken to explore all alternatives available to further the best interests of Magma's stockholders.

  Throughout the day on December 2, 1994, discussions were held between Magma's advisors and California Energy's advisors regarding certain terms and conditions of the Revised Prior Offer. Later that day, California Energy announced that it had failed to receive requests to call a special meeting of Magma stockholders from holders of a majority of the outstanding Magma capital stock and that it was terminating its request solicitation and the Revised Prior Offer. Mr. Sokol placed calls to Messrs. Pankratz and Boeker and to a representative of Dow to advise them of this development. These calls and certain follow-up calls among the parties and their advisors resulted in a meeting in New York the following day to discuss the possibility of a negotiated transaction.

  During meetings among representatives of Magma and California Energy, along with their respective legal and financial advisers, held between Saturday, December 3, 1994 and Monday, December 5, 1994, the parties negotiated the terms of the Merger Agreement, which following its approval by the Magma Board and the board of directors of California Energy, was executed on the morning of Monday, December 5, 1994.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

  (A) THE MAGMA BOARD HAS UNANIMOUSLY APPROVED (WITH TWO DIRECTORS ABSENT) THE MERGER AGREEMENT AND THE TRANSACTIONS CONTEMPLATED THEREBY AND DETERMINED THAT EACH OF THE OFFER AND THE MERGER IS FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF THE COMPANY. THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT ALL HOLDERS OF SHARES ACCEPT THE OFFER AND TENDER THEIR SHARES PURSUANT TO THE OFFER.

  A copy of a letter to stockholders communicating the Magma Board's recommendation and a form of press release announcing such recommendation are filed as Exhibits 6 and 7 hereto, respectively, and are incorporated herein by reference.


  (b) At meetings of the Magma Board held on December 4 and 5, 1994, the Company's management and Goldman Sachs each reviewed and updated the presentations they had made to the Magma Board at the October 2 and 3, 1994, October 10, 1994, October 28, 1994 and November 29, 1994 board meetings in connection with the Prior Offer. In addition, on December 5, 1994, Goldman Sachs delivered its oral opinion (which it subsequently confirmed in writing) to the Magma Board that, as of December 5, 1994, the consideration to be received by the holders of the Shares in the Offer and the Merger, taken as a unitary transaction, was fair to the holders of Shares receiving such consideration (other than California Energy and its affiliates).

  At the December 4 and 5, 1994 board meetings, the Magma Board reviewed in detail the Offer and the various alternatives reviewed by management and Goldman Sachs, and deliberated extensively with its legal and financial advisors regarding the foregoing. At the end of the meetings, the Magma Board, after careful consideration, unanimously (with two directors absent) determined that the Offer is fair to, and in the best interests of, the Company, and its stockholders and authorized the delivery of the Merger Agreement. Accordingly, the Magma Board recommends that the Company's stockholders accept the Offer and tender their Shares pursuant to the Offer.

  In reaching its determinations and recommendations with respect to the Offer, as indicated above, the Magma Board took into account numerous factors discussed at its December 4 and 5, 1994 board meetings, including, among other things, the following:

    (i) The improvement to the terms and conditions of the Revised Prior Offer contained in the Offer and the Merger Agreement including, without limitation, (A) the increase in the blended average per Share consideration offered from a $28.50 in cash and $10 in California Energy Common Stock to, at the option of California Energy, either $28.50 in cash and $10.50 in California Energy Common Stock or $38.75 in cash and (B) the reduction in the number and scope of conditions precedent to the Offer.

    (ii) The Magma Board's familiarity with the financial condition and future prospects of the Company including the prospects of the Company were it to remain independent.

    (iii) The presentation of Goldman Sachs at the December 4 and 5, 1994 meetings and the oral opinion of Goldman Sachs (which was subsequently confirmed in writing) to the Magma Board that, as of December 5, 1994, the consideration to be received by the holders of the Shares in the Offer and the Merger, taken as a unitary transaction, was fair to the holders of Shares receiving such consideration (other than California Energy and its affiliates). The full text of the written opinion, dated December 9, 1994, which confirms Goldman Sachs' December 5 oral opinion and sets forth the assumptions made, the matters considered and the limitations on the review undertaken by Goldman Sachs, is attached as Exhibit 8 hereto and is incorporated herein by reference. Such opinion should be read carefully in its entirety by stockholders in conjunction with the foregoing matters.

    (iv) The Magma Board's belief that the reasonably likely alternatives were unlikely to provide values to the stockholders of the Company superior to the Offer, which belief was based on, among other things, the report of management and Goldman Sachs with respect to the status of the contacts and discussions that had been undertaken based upon the Magma Board's resolution on October 28, 1994 to explore all alternatives available to further the best interests of Magma's stockholders.

    (v) The Provision of the Merger Agreement permitting the Company to terminate the Merger Agreement if any person shall have a bona fide offer that the Magma Board determines in its good faith judgment and in the exercise of its fiduciary duties is more favorable to the Company's stockholders than the Merger.

    (vi) The provision of the Merger Agreement prohibiting the solicitation by the Company of other proposals and the termination provisions of the Merger Agreement providing that Parent and Merger Sub could be entitled to receive a fee of $8 million, as well as reimbursement of all out-of-pocket fees and expenses actually incurred by them or on their behalf in connection with the Prior Offer, the Offer, the Merger and the transactions contemplated by the Merger Agreement under certain circumstances (see "Termination Fee for California Energy" in Item 3(b)(iii)). After consulting with its legal and financial advisors, among other things, the Magma Board concluded that, in view of the other provisions of the Merger Agreement and the Magma Board's view with respect to possible alternatives, it was in the best interests of the Magma stockholders to accept these provisions in order to induce California Energy to execute the Merger Agreement.

    (vii) The provision of the Merger Agreement providing that the Company would be entitled to receive a fee of $8 million under certain circumstances (See "Termination Fee for the Company" in Item 3(b)(iii)).

    (viii) The Magma Board's confidence that the highest offer had been received from California Energy.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED.

  The Company has retained Goldman Sachs to render financial advisory services to the Company with respect to the Offer and such other matters as may be agreed upon by the Company and Goldman Sachs. Pursuant to the terms of an engagement letter dated September 26, 1994 entered into in connection with the Initial Proposal, the Company has agreed to pay Goldman Sachs (a) an initial fee of $850,000, (b) a transaction fee in the event of any transaction in which at least 50% of the outstanding Shares are acquired, or all or substantially all of the assets of the Company are transferred, equal to 0.4% of the aggregate value of such transaction up to $35.00 per share, plus 1.666% of the aggregate value of such transaction in excess of $35.00 per share up to $38.00 per share, plus 2.5% of the aggregate value of such transaction in excess of $38.00 per share and (c) a financial advisory fee to the extent no transaction of the type described in clause (b) above has been consummated equal to 0.4% of the market value of the Company's outstanding shares as determined on September 20, 1994, payable in four equal installments due December 31, 1994, March 31, 1995, June 30, 1995 and September 30, 1995, so long as the Company is independent as of any date such payment is due; provided, however, that such financial advisory fee shall equal (i) $850,000 in the event that the Company rejected the Initial Proposal by October 10, 1994, and California Energy subsequently withdraws such proposal on or before the end of the fifth business day following the date of such rejection or (ii) $1,700,000 in the event that the Company rejected the Initial Proposal by October 10, 1994, and California Energy subsequently withdraws such proposal after the fifth business day following such rejection but on or before the end of the fifteenth business day following such rejection. The fees paid pursuant to clauses (a) and (c) above shall be creditable against any fees payable pursuant to clause (b) above.

  The Company has also agreed to reimburse Goldman Sachs for its out-of-pocket expenses, including all fees and disbursements of counsel, and to indemnify Goldman Sachs and certain related persons against certain liabilities in connection with their engagement, including certain liabilities under the federal securities laws.

  The Company has retained Georgeson & Co., Inc. ("Georgeson") to assist the Company in connection with the Offer and related matters. Such firm will receive customary compensation for its services and reimbursement of out-of-pocket expenses in connection therewith. The Company has agreed to indemnify Georgeson against certain liabilities in connection with their engagement, including certain liabilities under the federal securities law.

  The Company has retained Kekst & Co. ("Kekst") as a public relations advisor in connection with the Offer and the merger. Such firm will receive customary compensation for its services and reimbursement of out-of-pocket costs in connection therewith. The Company has agreed to indemnify Kekst against certain liabilities in connection with their engagement, including certain liabilities under the federal securities law.

  Except as set forth above, neither the Company nor any person acting on its behalf has employed, retained or compensated any person to make solicitations or recommendations to stockholders with respect to the Offer.

ITEM 6. RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.

  (a) There have been no transactions in Shares which where effected during the past 60 days by the Company, or to the best knowledge of the Company, by any executive officer, director, affiliate or subsidiary of the Company.

  (b) To the best of the Company's knowledge and subject to applicable tax or securities laws and other personal considerations, all of the Company's executive officers, affiliates and directors presently intend to tender all Shares held of record or beneficially by such persons pursuant to the Offer.

ITEM 7. CERTAIN NEGOTIATIONS AND TRANSACTIONS BY THE SUBJECT COMPANY.

  (a) Except as set forth above in item 3 above, the Company is not engaged in any negotiations in response to the Offer which relate to or would result in
(i) an extraordinary transaction, such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company;
(iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

  (b) Except as described in item 3 there are no transactions, Magma Board resolutions, agreements in principle or signed contracts in response to the Offer that relate to or would result in one or more of the events referred to in Item 7(a) above.

ITEM 8. ADDITIONAL INFORMATION TO BE FURNISHED.

CALIFORNIA ENERGY LITIGATION

  On October 3, 1994, Magma filed a complaint (the "Magma Complaint"), entitled Magma Power Company v. California Energy Company, Inc., Case No CV94-06160, for declaratory relief against California Energy in the Second Judicial District Court for the State of Nevada in and for the County of Washoe. The Magma Complaint seeks declaratory relief seeking to uphold (i) the constitutionality and validity of the Nevada Business Combination Statute and (ii) the Rights Plan and the Bylaw Amendment. On October 5, 1994, this action was removed as of right to the United States District Court for the District of Nevada.

  On October 17, 1994, California Energy filed an Answer and Counterclaims to the Magma Complaint in the United States District Court for the District of Nevada. In its Answer, California Energy denied the material allegations of the Magma Complaint, and denied that Magma is entitled to declaratory relief. In the Counterclaims, California Energy and the Purchaser filed claims for declaratory and injunctive relief against Magma and its board of directors, alleging (1) breach of fiduciary duties by the directors in adopting the Rights Plan, Bylaw Amendment, severance and indemnification agreements for certain executives, and use of the Nevada Business Combination Statute; (2) the unconstitutionality of the Nevada Business Combination Statute; and (3) violations of the federal securities laws allegedly resulting from statements made by Magma on its Schedule 14D-9 regarding the tender offer and proxy solicitation.

  On October 17, 1994, Magma filed an Amended Complaint for Declaratory and Injunctive Relief (the "Amended Complaint") against California Energy. In addition to restating its request for declaratory relief regarding the validity of the Nevada Business Combination Statute and the propriety of its decision to adopt the Rights Plan and Bylaw Amendment, the Amended Complaint alleges that California Energy has violated the federal securities laws by making a host of false and misleading statements in connection with its tender offer and proxy solicitation. Magma further alleges that California Energy has violated the federal securities laws by failing to identify and provide necessary information concerning its co-bidders to acquire Magma. Magma seeks, among other relief, a preliminary and permanent injunction prohibiting California Energy and any and all persons acting on its behalf from proceeding further with the tender offer and proxy solicitation unless and until it provides full, forthright and corrective disclosures of all material facts and Magma's shareholders have had sufficient time and opportunity to digest such information.

  On October 19, 1994, California Energy and the Purchaser filed an Answer to the Amended Complaint and Amended Counterclaims against Magma and its board of its directors, in which they denied the material allegations of the Amended Complaint, and denied that Magma is entitled to declaratory or injunctive relief. In the Amended Counterclaims, California Energy and the Purchaser filed claims for declaratory and injunctive relief against Magma and its board of directors, alleging (1) breach of fiduciary duties by the directors in adopting the Rights Plan, Bylaw Amendment, severance and indemnification agreements for certain executives, and use of the Nevada Business Combination Statute; (2) the unconstitutionality of the Nevada Business Combination Statute; and (3) violation of the federal securities laws allegedly resulting from statements made by Magma on its Schedule 14D-9 and amendments filed thereto regarding the Prior Offer.

  On October 25, 1994, California Energy and the Purchaser filed their Answer to Amended Complaint and Second Amended Counterclaims against Magma and its board of directors, in which they (i) repeated their denials of the material allegations of the Amended Complaint and their denials that Magma is entitled to declaratory or injunctive relief, (ii) reasserted factual allegations and claims for declaratory and injunctive relief set forth in their earlier Amended Counterclaims, and (iii) added further allegations concerning (A) the increase in consideration offered by California Energy to effect the acquisition, to $38.50 per share (consisting of $28.50 per share in cash and $10.00 per share of California Energy stock) and (B) violations of federal securities laws and breaches of fiduciary duties allegedly arising from Magma's October 21, 1994 announcement of the termination of an energy development project in Indonesia caused by the pendency of California Energy's offer and other alleged efforts by Magma to permit unidentified international joint venture partners to withdraw from unidentified projects in the event that California Energy's offer is successful.

  On November 3, 1994, California Energy and the Purchaser filed their Answer to Amended Complaint and Third Amended Counterclaims against Magma and its board of directors which, among other things, sought a ruling that the Control Share Statute does not apply to the Prior Offer.

  Pursuant to the Merger Agreement, Magma, California Energy and the Purchaser agreed to file jointly a stipulation of dismissal without prejudice, or to terminate without prejudice, the Magma Complaint, including all related claims and counterclaims.

STOCKHOLDER LITIGATION

  On September 20, 1994, a purported class action complaint (the "California Complaint") entitled William Steiner, et al. v. Paul M. Pankratz, et al., Case No. 680986, was filed against the Company and its directors in the Superior Court of the State of California in and for the County of San Diego, alleging, among other things, that the Company's stockholders have been deprived of the opportunity to fully realize the benefits of their investment in the Company as a result of the directors' refusal to properly consider the Initial Proposal, which actions are alleged to constitute unfair dealing and a breach of fiduciary duty. As relief, the complaint seeks an order directing the Company's directors to carry out their fiduciary duties to the Company's stockholders by cooperating fully with California Energy or any other entity making a bona fide offer for the Company, as well as damages and costs. On December 6, 1994, the California Complaint was dismissed without prejudice.

  On October 4, 1994, a purported class action complaint (the "Nevada Complaint" and, together with the California Complaint, the "Complaints") entitled Charles Miller, et al. v. Magma Power Company, et al., case No. CV94-06187, was filed against the Company, its directors and Dow in the Second Judicial District Court of the State of Nevada in and for the County of Washoe, alleging, among other things, that the defendants' unwillingness to seriously consider California Energy's proposal to acquire the Company and its adoption of the Rights Plan and Bylaw Amendment, among other things, constitute breaches of the fiduciary duty owed to the Company's stockholders. As relief, the complaint seeks a declaration that defendants have breached their fiduciary duties, an order directing the defendants to fairly evaluate alternatives designed to maximize value for the Company's stockholders, and an injunction with respect to the implementation of the Rights Plan or other defensive measures, as well as damages and costs. On November 2, 1994, the Nevada Complaint was dismissed without prejudice.

  On October 28, a purported class action complaint (the "Nevada Federal Complaint") entitled William Steiner and Charles Miller, et al. v. Magma Power Company, et al., Case No. CV-N-94-773, was filed against the Company, its directors and Dow in the United States District Court for the District of Nevada. On November 2, 1994, the Nevada Complaint was dismissed without prejudice. The Nevada Federal Complaint alleges that the Company's directors have breached, and are continuing to breach, their fiduciary duties to the Company's shareholders by failing to take all reasonable steps in the face of the Initial Proposal, the Offer and the Revised Offer. The Nevada Federal Complaint also alleges that the Company has violated Section 14(d) and 14(e) of the Exchange Act by making false and misleading statements and omissions in its
Schedule 14D-9 filed with the SEC in connection with the Offer and the Revised Offer. The Nevada Federal Complaint seeks an order directing the Company's directors to carry out their fiduciary duties to the Company's shareholders, damages and costs, including attorneys and experts' fees, and other equitable relief.

ITEM 9. MATERIAL TO BE FILED AS EXHIBITS.

The following exhibits are filed herewith:

  Exhibit 1 -- Excerpts from the Company's Proxy Statement dated May 11, 1994 for its 1994 Anual Meeting of Stockholders.

  Exhibit 2 -- Form of Change in Control Agreement I.

  Exhibit 3 -- Form of Change in Control Agreement II.

  Exhibit 4 -- Form of Indemnification Agreement.

  Exhibit 5 -- Agreement and Plan of Merger, dated as of December 5, 1994, among the Company, Parent and the Purchaser.

  Exhibit 6 -- Letter to Stockholders of the Company.*

  Exhibit 7 -- Joint Press Release of the Company and Parent, dated
               December 5, 1994.

  Exhibit 8 -- Opinion of Goldman, Sachs & Co., dated December 9, 1994.*
- --------
* Included in copies mailed to stockholders.

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                       MAGMA POWER COMPANY

                                                 /s/ Jon R. Peele
                                       By:_____________________________________
                                          Name: Jon R. Peele
                                          Title: Executive Vice President,
                                                 Secretary and General  Counsel

Dated: December 9, 1994

                                                                         ANNEX I

                              MAGMA POWER COMPANY
                        4365 EXECUTIVE DRIVE, SUITE 900
                          SAN DIEGO, CALIFORNIA 92121

                INFORMATION STATEMENT PURSUANT TO SECTION 14(F)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                           AND RULE 14F-1 THEREUNDER

  This Information Statement is being mailed on or about December 9, 1994, as part of the Solicitation/Recommendation Statement of Magma Power Company (the "Company" or "Magma") on Schedule 14D-9 ("Schedule 14D-9") with respect to the new tender offer by CE Acquisition Company, Inc. ("CE Acquisition"), a wholly owned subsidiary of California Energy Company, Inc. ("California Energy"), to the holders of record of the Company's Common Stock, $0.10 par value ("Common Stock"). Capitalized terms used and not otherwise defined herein shall have the meaning set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by CE Acquisition to a majority of the seats on the Board. The Merger Agreement provides that CE Acquisition, upon purchase of Shares pursuant to the Offer, shall be entitled to designate such number of directors, rounded up to the next whole number, on the Board as will give CE Acquisition representation on the Board of that number of directors which equals the product of the total number of directors on the Board (after giving effect to the directors to be elected pursuant to the Merger Agreement) multiplied by the percentage that the aggregate number of Shares beneficially owned by CE Acquisition or any affiliate (including such Shares as are accepted for payment pursuant to the Offer, but excluding Shares held by the Company or its affiliates) bears to the number of outstanding shares of Common Stock of the Company. In addition, the Merger Agreement provides that the Company shall promptly take all action necessary to cause CE Acquisition designees to be so elected including, either increasing the size of the Board or securing the resignation of such number of directors, or both; provided, however, that such resignations shall not cause the number of disinterested directors, who are neither designated by California Energy nor employees of the Company, to be less than two. The Merger Agreement further provides that, at such times, the Company will cause persons designated by CE Acquisition to constitute the same percentage as is on the Board of (i) each committee of the Board, (ii) each board of directors of each subsidiary of the Company, if requested by CE Acquisition and (iii) each committee of each such board, if requested by CE Acquisition, in each case only to the extent permitted by law. This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and Rule 14f-1 thereunder.

  You are urged to read this Information Statement carefully. You are not, however, required to take any action.

  Pursuant to the Merger Agreement, CE Acquisition commenced a new Offer to Purchase, dated December 9, 1994. The Offer is scheduled to expire at 12:00 midnight, New York City time, on January 9, 1995, at which time, if all conditions to the Offer have been satisfied or waived, CE Acquisition has informed the Company that it intends to purchase all of the Shares validly tendered pursuant to the Offer and not properly withdrawn.

  The information contained in this Information Statement concerning CE Acquisition and California Energy has been furnished to the Company by California Energy and the Company assumes no responsibility for the accuracy, completeness or fairness of any such information.

  CE Acquisition has informed the Company that it currently intends to choose the designees (the "Acquisition Designees") it has the right to designate to the Board pursuant to the Merger Agreement from the individuals listed below under the caption "Acquisition Designees." It is expected that the Acquisition Designees may assume office at any time following the purchase by CE Acquisition of a majority of the outstanding Shares pursuant to the Offer, which purchase cannot be earlier than January 9, 1995, and that, upon assuming office, the Acquisition Designees will thereafter constitute at least a majority of the Board. This step will be accomplished at a meeting or by written consent of the Board providing that the size of the Board will be increased and/or sufficient numbers of current directors will resign such that, immediately following such action, the number of vacancies to be filled by the Acquisition Designees will constitute at least a majority of the available positions on the Board. It is currently not known which of the current directors of the Company will resign. CE Acquisition has informed the Company that each of the individuals listed below under "Acquisition Designees" has consented to act as a director of the Company, if so designated.

  None of the executive officers and directors of California Energy or CE Acquisition currently is a director of, or holds any position with, the Company. As of the date hereof, CE Acquisition is the record owner and California Energy is the beneficial owner of 200,000 Shares. Mr. Ben Holt, a director of California Energy, is the record owner of 3,763 Shares. The Company has been advised that, other than as set forth above, to the best knowledge of California Energy and CE Acquisition, none of California Energy's or CE Acquisition's directors, executive officers, affiliates or associates beneficially owns any equity securities, or rights to acquire any equity securities, of the Company and none has been involved in any transactions with the Company or any of its directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the Securities and Exchange Commission (the "SEC").

                        VOTING SECURITIES OF THE COMPANY

  As of September 30, 1994, there were issued and outstanding 24,042,915 shares of Common Stock, each of which entitles the holder to one vote.

                   BOARD OF DIRECTORS, ACQUISITION DESIGNEES
                             AND EXECUTIVE OFFICERS

BOARD BIOGRAPHICAL INFORMATION

  The persons named below are the current members of the Board. The following sets forth as to each director, his age (as of December 1, 1994) and principal occupation and business experience, and the period during which each has served as a director of the Company.

  Ralph W. Boeker, 60, was elected President and director of the Company effective March 1, 1993. On January 11, 1994, Mr. Boeker was named CEO of the Company. Mr. Boeker retired from Dow as of March 1, 1993, where he had been employed since 1959, most recently as Group Vice President for Chemicals, Performance Products and Hydrocarbons and as a member of the Operating Board of Dow Chemical U.S.A., an operating unit of Dow, and the Dow Management Committee.

  Lester L. Coleman, 51, was elected to the Board of the Company on March 30, 1994. Mr. Coleman is Executive Vice President and General Counsel for Halliburton Company where he has worked in various capacities since 1983. Halliburton Company is an oil field services company, located at 3600 Lincoln Plaza, 500 North Akard Street, Dallas, Texas 75201. Prior employment included Vice President and General Counsel for Pickands Mather & Company, an iron ore and coal mining and transport company formerly headquartered in Cleveland, Ohio where he worked for five years, and 10 years of private law practice with Arter & Hadden, Cleveland where he served as a partner.

  Thomas C. Hinrichs, 60, has been a director of the Company since 1981. He has been employed by the Company in various senior management positions since 1974, and was named a Vice President of the Company in March 1987.

  Roger L. Kesseler, 58, was elected a director of the Company on November 6, 1991. Mr. Kesseler has been employed by Dow since 1959. For more than the last five years he has served as the Controller and a Vice President of Dow. Mr. Kesseler is also a member of the Board of Directors of Univar Corporation, a publicly traded, Kirkland, Washington-based chemical distribution company.


  William R. Knee, 48, was elected a director of the Company on February 22, 1989. Mr. Knee has been employed by Dow in various management capacities since 1968, most recently as Director of Technology Centers for Dow.

  Paul M. Pankratz, 62, was elected Chairman of the Board, President and Chief Executive Officer effective February 1, 1992, and relinquished to Mr. Boeker the titles of President in March 1993 and CEO in January 1994. Mr. Pankratz remains as Chairman of the Board. He joined Magma upon retirement from Dow, where he had been employed in various capacities since 1957, most recently as Vice President, Corporate Products Department. He has served as a director of the Company since 1984.

  Bent Petersen, 47, was elected a director of the Company in 1990. Prior to 1990 he was the managing partner of the San Diego office of the accounting firm of Coopers & Lybrand. Coopers & Lybrand has acted as the Company's independent public accountants since 1981. Since his retirement from Coopers & Lybrand in 1990, Mr. Petersen has been a private investor and independent businessman. In 1994, he established and currently acts as President of Petersen Enterprises, Inc., a franchise development company, located at 432 East Idaho No. 419, Kalispell, MT 59901.

  J. Pedro Reinhard, 49, was elected a director of the Company on June 18, 1992. Mr. Reinhard has been employed by Dow since 1970. For more than the last five years he has served as Treasurer of Dow and was also named a Vice President of Dow in October 1990.

  John D. Roach, 50, was elected a director of the Company on January 11, 1994. Since 1991, Mr. Roach has been employed as Chairman, President and CEO of Fibreboard Corporation, a publicly traded building products company located at 2121 N. California Blvd., Suite 560, Walnut Creek, CA 94576. From 1987 to 1991 Mr. Roach was employed in a variety of capacities by Manville Corporation, a leading industrial products company based in Walnut Creek, California, most recently as Executive Vice President of Manville.

  James D. Shepard, 56, has been a director of the Company since 1981. He was Vice President--Finance and Treasurer of the Company from May 1981 until March 1987. Since 1988, he has been co-trustee of the B. C. McCabe Living Trust and the B. C. McCabe Foundation.

  Louis A. Simpson, 57, was elected a director of the Company on March 30, 1994. Mr. Simpson is President and CEO of Capital Operations (investments), GEICO Corporation where he has worked in various capacities since 1979. GEICO Corporation is an insurance company located at GEICO Plaza, Washington, D.C. 20076. Mr. Simpson also serves on the board of GEICO Corporation, Potomac Electric Power Company and Salomon, Inc. Salomon Brothers Inc., a subsidiary of Salomon Inc., is providing financial advisory and underwriting services to Magma for the financing of the Company's proposed 216 MW (net) geothermal electric generating facility on the island of Leyte in the Republic of the Philippines.

ACQUISITION DESIGNEE BIOGRAPHICAL INFORMATION

  CE Acquisition has selected the following Acquisition Designees:

  David L. Sokol, 38, has served as President and Chief Executive Officer of California Energy since April 19, 1993, as Chairman of the Board of Directors since May 5, 1994 and has been a director of California Energy since March 1991. He has served as Chairman of the Board of Directors, President and Chief Executive Officer of the Purchaser since its organization. Formerly, Mr. Sokol was Chairman, President, and Chief Executive Officer of California Energy from February 1991 until January 1992. Mr. Sokol has served as Chairman, President and Chief Executive Officer of the Purchaser since its formation on September 22, 1994. Mr. Sokol was the President and Chief Operating Officer of, and a director of, JWP, Inc., from January 27, 1992 to October 1, 1992. From November 1990 until February 1991, Mr. Sokol was the President and

Chief Executive Officer of Kiewit Energy Company, the largest stockholder of California Energy and a wholly owned subsidiary of Peter Kiewit & Sons Inc. ("PKS"). From 1983 to November 1990, Mr. Sokol was the President and Chief Executive Officer of Ogden Projects, Inc.

  Edgar D. Aronson, 59, has been a director of California Energy since April 1983.Mr. Aronson founded EDACO Inc., a private venture capital company, in 1981, and has been President of EDACO since that time. Prior to that, Mr. Aronson was Chairman, Dillon, Read International from 1979 to 1981 and a General Partner in charge of the International Department at Salomon Brothers Inc from 1973 to 1979.

  Richard K. Davidson, 52, was appointed a director of California Energy in March 1993. Mr. Davidson has been Chairman and Chief Executive Officer of Union Pacific Railroad since 1991. From 1989 to 1991 he was Executive Vice President--Operations of Union Pacific Railroad, and from 1986 to 1989 he was Vice President--Operations of Union Pacific Railroad. Mr. Davidson is also a director of FirsTier Financial, Inc., Chicago & Northwestern Holdings Corporation and Missouri Pacific Railroad Company.

  Ben Holt, 80, has been a director of California Energy since September 1993. Mr. Holt is the founder, and was Chairman and Chief Executive Officer, of The Ben Holt Co., an engineering firm located in Pasadena, California, which California Energy acquired in September 1993. Mr. Holt retired as Chairman and CEO of The Ben Holt Co. in December 1993 and is currently a consultant to California Energy.Mr. Holt is a beneficial owner of 3,763 Shares, representing less than 1% of the outstanding Shares.

  Richard R. Jaros, 42, has been a director of California Energy since March 1991. Mr. Jaros served as Chairman of the Board from April 19, 1993 to May 5, 1994 and served as President and Chief Operating Officer of California Energy from January 8, 1992 to April 19, 1993. From 1990 until January 8, 1992, Mr. Jaros served as a Vice President of PKS and is currently an Executive Vice President and a director of PKS. Mr. Jaros serves as a director of MFS Communications Company, Inc. and C-TEC Corporation, both of which are publicly traded companies in which PKS holds a majority ownership interest. From 1986 to 1990, Mr. Jaros served as a Vice President for Mergers and Acquisitions for Kiewit Holdings, a subsidiary of PKS.

  Walter Scott, Jr., 62, has been a director of California Energy since June 1991. Mr. Scott was the Chairman and Chief Executive Officer of California Energy from January 8, 1992 until April 19, 1993. Mr. Scott is Chairman and President of PKS, a position he has held since 1979. Mr. Scott is a director of Berkshire Hathaway, Inc., Burlington Resources, Inc., ConAgra, Inc., FirsTier Financial, Inc., and Valmont Industries, Inc. Mr. Scott also serves as a director of MFS Communications Company, Inc. and C-TEC Corporation, both publicly traded companies in which PKS holds a majority ownership interest.

BOARD COMMITTEES AND MEETINGS

  As of December 1, 1994, the six regularly constituted committees of the Board were: (1) the Audit Committee, which is comprised of Messrs. Kesseler, Petersen and Roach; (2) the Compensation Committee which is comprised of Messrs. Kesseler, Pankratz, Roach, and Shepard (with Messrs. Roach and Shepard comprising an Option sub-Committee of the Compensation Committee); (3) the Environmental, Health and Safety Committee, which is comprised of Messrs. Hinrichs, Pankratz and Knee; (4) the Executive Committee, which is comprised of Messrs. Boeker and Pankratz; (5) the Finance Committee, which is comprised of Messrs. Boeker, Coleman, Reinhard and Simpson; and (6) the Nomination Committee, which is comprised of Messrs. Boeker and Pankratz.

  The Audit Committee monitors the Company's basic accounting policies, reviews the Company's audit and management reports, reviews the Company's systems for internal control, monitors compliance with the Company's code of conduct and the Foreign Corrupt Practices Act, and makes recommendations regarding the appointment of independent auditors. The Compensation Committee establishes salaries and other compensation for directors, executive officers and management level officers of the Company. The Compensation Committee also reviews all employee compensation programs including approval of merit budgets, establishment of short and long-term incentive plans, benefits, and compliance with 1934 Act reporting of Executive Compensation in the Company's proxy. The Option sub-committee of the Compensation Committee administers the stock incentive programs of the Company with full power for all grants and awards to executive officers under the 1987 Stock Option Plan and under the 1994 Equity Participation Plan (if and to the extent approved). The Environmental, Health and Safety Committee oversees the environmental compliance and other environmental, health and safety policies and programs of the Company. The Executive Committee has broad discretionary authority to make all executive decisions which are not expressly reserved to the Board by resolution or otherwise. The Finance Committee, established in April 1994, oversees the financial affairs of the Company and makes recommendations to the Board as to financial policies formulated by management of the Company. The Nomination Committee recommends nominees for election as directors, officers and members of committees, and also from time to time makes recommendations concerning enlarging or reducing the size of the Board.

  As of December 31, 1993, the six regularly constituted committees of the Board were: (1) the Audit Committee, which was comprised of Messrs. Kesseler and Petersen; (2) the Compensation Committee, which was comprised of Messrs. Kesseler, Petersen and Shepard; (3) the Environmental, Health and Safety Committee, which was comprised of Messrs. Knee and Hinrichs; (4) the Executive Committee, which was comprised of Messrs. Boeker and Pankratz; (5) the Nomination Committee, which was comprised of Messrs. Boeker and Pankratz; and
(6) the Stock Option Committee, which was comprised of Messrs. Petersen and Shepard.

  During 1993 (a) the Board met nine times (including regularly scheduled, special and telephonic meetings); (b) the Audit Committee met three times; (c) the Compensation Committee met four times; (d) the Environmental, Health and Safety Committee met three times; (e) the Executive Committee took action once by unanimous written consent; (f) the Nomination Committee took action once by unanimous written consent; (g) the Stock Option Committee met four times; and
(h) a Special Independent Committee met twice. Each incumbent director who was a director during 1993 attended more than 75% of the Board meetings and meetings of standing committees of which he was a member.

COMPENSATION OF DIRECTORS AND ACQUISITION DESIGNEES

  Directors of the Company may be reimbursed for necessary expenses incurred in connection with their attendance at Board and committee meetings. Each "outside" director receives a $15,000 annual fee, $1,500 for each Board meeting he attends, and $750 for each committee meeting he attends (if such committee meeting is not held the same day as a Board meeting). The members of the Board deemed to be "outside" directors for this purpose (since they are neither employed by the Company nor affiliated with a major stockholder of the Company) are currently Messrs. Coleman, Petersen, Roach and Simpson.

  On December 3, 1993, concurrent with Mr. Arnold L. Johnson's resignation from the Board, the Company accelerated the remaining payments he otherwise would have received in 1994 under the agreement Mr. Johnson and the Company entered into in connection with Mr. Johnson's resignation as an officer of the Company in June 1991 (the "June 1991 Agreement"). Such accelerated payment to satisfy the Company's obligations to Mr. Johnson under the June 1991 Agreement amounted to approximately $1,164,000, which included a cash payment for Mr. Johnson's supplemental benefit plan accounts. Mr. Shepard receives an annual payment of $15,000 for serving as a shareholder relations consultant to the Company.

STOCKHOLDER NOMINATIONS

  Stockholders of the Company may nominate candidates to be elected to the Board of Directors at an annual or special meeting of stockholders provided that any such stockholder (a) is a stockholder of record on the date of giving notice of such nomination and on the record date for the determination of stockholders entitled to vote at such meeting and (b) gives timely notice of such nomination in proper written form to the Secretary of the Company.

  To be timely under the Bylaws of Magma a stockholder's notice to the Company's Secretary must be delivered to or mailed and received at the principal executive offices of the Company (a) in the case of an annual meeting, not less than 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or after such anniversary date, notice by the stockholder in order to be timely must be so received not later than the close of business on the tenth day following the day on which such notice of the date of the annual meeting was mailed or such public disclosure of the date of the annual meeting was made, whichever first occurs; and (b) in the case of a special meeting of stockholders for the purpose of electing directors, not later than the close of business on the tenth day following the day on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made, whichever first occurs. To be in proper written form, a stockholder's notice to the Secretary must set forth (a) as to each person whom the stockholder proposes to nominate for election as a director (i) the name, age, business address and residence address of the person, (ii) the principal occupation or employment of the person, (iii) the class or series and number of shares of capital stock of the Company which are owned beneficially or of record by the person and (iv) any other information relating to the person that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the 1934 Act and the rules and regulations promulgated thereunder; and (b) as to the stockholder giving the notice (i) the name and record address of such stockholder, (ii) the class or series and number of shares of capital stock of the Company which are owned beneficially or of record by such stockholder, (iii) a description of all arrangements or understandings between such stockholder and each proposed nominee and any other person or persons (including their names) pursuant to which the nominations are to be made by such stockholder, (iv) a representation that such stockholder intends to appear in person or by proxy at the meeting to nominate the persons named in its notice and (v) any other information relating to such stockholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the 1934 Act and the rules and regulations promulgated thereunder. Such notice must be accompanied by a written consent of each proposed nominee to being named as a nominee and to serving as a director if elected.

FAMILY RELATIONSHIPS

  There are no family relationships between any director, executive officer or person nominated or chosen to become a director or executive officer and any other director, executive officer or person nominated or chosen to become a director or executive officer of the Company.

EXECUTIVE OFFICERS

  Executive officers serve at the discretion of the Board. Each executive officer serves until such officer's respective successor is elected and has been qualified, or until such officer's earlier death, resignation or removal. Executive officers are elected by the Board annually at its first meeting following the Annual Meeting of Stockholders. Set forth below are the ages (as of December 1, 1994) and biographical information for each executive officer of the Company who is not a director.

  Jon R. Peele, 51, joined the Company in March 1987 as Secretary and General Counsel. He was also named a Vice President of the Company in February 1988, a Senior Vice President in February 1990 and Executive Vice President in March 1993. He was Senior Staff Counsel in Dow's Legal Department from 1983 through May 1988.

  Wallace C. Dieckmann, 51, joined the Company in June 1988 as Vice President and Controller, and was also named Treasurer and Assistant Secretary on June 15, 1990. Mr. Dieckmann relinquished the controller position and title when he was named Chief Financial Officer in June 1993.

  Trond Aschehoug, 51, became Director of Operations for the Company and President of Magma Operating Company in May 1992 under an employment agreement between the Company, Dow and Mr. Aschehoug, wherein the Company reimbursed Dow for Mr. Aschehoug's direct and indirect compensation and paid certain relocations expenses. On June 15, 1993, Mr. Aschehoug was named Vice President, North American Operations, and on July 1, 1993 became an employee of the Company. Prior to joining the Company, Mr. Aschehoug spent 25 years with Dow, most recently as Section Manager having responsibility for multiple operating units.

  Kenneth J. Kerr, 51, joined Magma in June 1993 as Senior Vice President, Commercial Development and became an executive officer of the Company in April 1994. Mr. Kerr is currently an employee of Dow. Mr. Kerr, the Company and Dow entered into an employment contract dated March 12, 1993, wherein the Company reimburses Dow for direct and indirect compensation expenses until approximately July 1, 1997, at which time Mr. Kerr will retire from Dow and become an employee of the Company. Prior to June 1993, Mr. Kerr spent 28 years with Dow, where he most recently was Commercial Vice President, Plastics for Dow's Pacific Area, residing in Tokyo.

                SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS
                                 AND MANAGEMENT

  The following table sets forth, as of October 1, 1994, the name and address, the total number of shares (if any) of Common Stock beneficially owned (as defined in Rule 13d-3 under the 1934 Act) and the percentage of the outstanding shares of the Common Stock so owned (i) by each person who is known to the Company to own beneficially 5% or more of the outstanding shares of the Common Stock, (ii) by each director and nominee to the Board, (iii) by the Company's Chief Executive Officer and each of its executive officers and (iv) by all directors and executive officers as a group.


                                                        AMOUNT AND NATURE OF   PERCENTAGE
   NAME AND ADDRESS OF BENEFICIAL OWNERS(1)            BENEFICIAL OWNERSHIP(2) OF CLASS(3)
   ----------------------------------------            ----------------------  ----------
   The Dow Chemical Company..........................        5,032,430 (4)        21.0%
   2030 Dow Center
    Midland, Michigan 48674
   B. C. McCabe Foundation ..........................        2,752,641 (5)        11.5%
   7624 S. Painter Ave., Suite A
    Whittier, CA 90602-2313
   Firstar Investment Research & Management Company .        1,975,500             8.2%
   777 E. Wisconsin Avenue
    Milwaukee, WI 53202
   James D. Shepard..................................          221,134 (6)           *
   Paul M. Pankratz..................................          114,100 (7)           *
   Ralph W. Boeker...................................           50,000 (8)           *
   Jon R. Peele......................................           32,000 (9)           *
   Wallace C. Dieckmann..............................           19,859 (10)          *
   Thomas C. Hinrichs................................           17,618 (11)          *
   Kenneth J. Kerr...................................           16,000 (12)          *
   Trond Aschehoug...................................           15,450 (13)          *
   Louis A. Simpson..................................           10,819 (14)          *
   John D. Roach.....................................            2,250 (15)          *
   Lester L. Coleman.................................              819 (16)          *
   Roger L. Kesseler.................................              200               *
   Directors and executive officers as a group (15
    persons).........................................          500,249 (17)        2.1% (18)

- --------
*  Represents less than one percent.
(1) Except as otherwise indicated, the address of each of the persons named below is c/o Magma Power Company, 4365 Executive Drive, Suite 900, San Diego, California 92121.
(2) For purposes of this table, a person is deemed to have "beneficial ownership" of (i) any security which such person has the right to acquire within 60 days after October 1, 1994, (ii) any security which is held by such person's spouse or other immediate family member sharing such person's household, (iii) securities held in certain trusts, partnerships and other legal entities affiliated with such person, and (iv) individual retirement accounts of such person. Beneficial ownership has been disclaimed by certain of the named persons with respect to certain of such shareholdings. The amounts set forth under this column exclude shares held for the benefit of the named person in the Magma 401(k) Plan. All information with respect to the beneficial ownership of the shares referred to in this table is based upon filings made by the respective beneficial owners with the Securities and Exchange Commission or information provided to the Company by such beneficial owners.
 (3) Unless otherwise noted, the number of shares of Common Stock outstanding for this purpose is 24,014,714.
 (4) Includes 4,000,005 shares which were placed in escrow, pursuant to an escrow agreement dated April 1, 1991 between The Dow Chemical Company, a Delaware corporation ("Dow"), and Morgan Guaranty Trust Company of New York, as Escrow Agent, for delivery upon exchanges of $150,000,000 aggregate principal amount of 5 3/4% Subordinated Exchangeable Notes Due 2001 of Dow (the "Notes"). The Notes are exchangeable at any time into shares of Common Stock at an exchange rate of 26.6667 shares per $1,000 principal amount of Notes. Dow retains the right to vote the shares placed in escrow.
 (5) Does not include shares held by Mr. Shepard, a director of the Company, who is a co-trustee of the B. C. McCabe Foundation.
 (6) Does not include shares owned by the B. C. McCabe Foundation for which Mr. Shepard is a co-trustee, and with regard to which beneficial ownership is disclaimed.
 (7) Includes Mr. Pankratz's options to purchase 114,000 shares of Common
     Stock.
 (8) Includes 3,000 shares of deferred stock which are subject to vesting requirements based on continuing employment and are not entitled to vote or receive dividends until vested. Also includes Mr. Boeker's options to purchase 45,000 shares of Common Stock.
 (9) Includes 4,500 shares of deferred stock subject to vesting requirements based on continuing employment, and which the holder is not entitled to vote or receive dividends on until vested. Also includes Mr. Peele's options to purchase 27,500 shares of Common Stock.
(10) Includes a 6,000 shares of deferred stock subject to vesting requirements based on continuing employment, and which the holder is not entitled to vote or receive dividends on until vested. Also includes Mr. Dieckmann's options to purchase 13,859 shares of Common Stock.
(11) Includes 6,000 shares of deferred stock subject to vesting requirements based on continuing employment, and which the holder is not entitled to vote or receive dividends on until vested. Also includes Mr. Hinrichs' options to purchase 5,750 shares of Common Stock.
(12) Includes 10,000 shares of deferred stock subject to vesting requirements based on continuing employment. The holder of such deferred stock is not entitled to vote such shares or receive dividends until vested. Also includes Mr. Kerr's options to purchase 5,000 shares of Common Stock.
(13) Includes 8,600 shares of deferred stock which are subject to vesting requirements based on continuing employment, and which the holder is not entitled to vote or receive dividends on until vested. Also includes Mr. Aschehoug's options to purchase 6,000 shares of Common Stock.
(14) Includes Mr. Simpson's options to purchase 819 shares of Common Stock.
(15) Includes Mr. Roach's options to purchase 1,250 shares of Common Stock.
(16) Includes Mr. Coleman's options to purchase 819 shares of Common Stock.
(17) Includes 38,100 shares of deferred stock held by all directors and officers as a group. Also includes options to purchase 219,998 shares of Common Stock held by all directors and executive officers as a group. Does not include shares held by Dow, which is the employer of directors Knee, Kesseler and Reinhard.
(18) Includes the 38,100 shares of deferred stock and the options to purchase 219,998 shares of Common Stock referred to in Note 17 above. The number of outstanding shares of Common Stock for this purpose is 24,272,812.

COMPLIANCE WITH SECTION 16(A) OF THE 1934 ACT

  Section 16(a) of the 1934 Act requires the Company's directors and executive officers, and any persons who are beneficial owners of more than 10 percent of the Common Stock to report their initial ownership of

Common Stock and any subsequent changes in that ownership to the SEC. Specific due dates for such reports have been established, and the Company is required to disclose in this Information Statement any failure to file such reports by such dates during 1993. All of such filing requirements were satisfied during such period.

                             EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE

  The following table presents information about compensation awarded over the Company's last three fiscal years to Mr. Pankratz and the Company's other four most highly compensated executive officers as of December 31, 1993.

                                   ANNUAL COMPENSATION       LONG-TERM COMPENSATION AWARDS
                                 -----------------------  ---------------------------------------
                                                                       RESTRICTED     SECURITIES
                                                          OTHER ANNUAL   STOCK        UNDERLYING   ALL OTHER
          NAME AND                                        COMPENSATION   AWARDS      OPTIONS/SARS COMPENSATION
     PRINCIPAL POSITION     YEAR SALARY ($) BONUS ($)(1)     ($)(2)      ($)(3)         (#)(4)       ($)(5)
  ------------------------  ---- ---------- ------------  ------------ ----------    ------------ ------------
  Paul M. Pankratz(6)(7)..  1993  $263,250    $389,688        --             --         48,000      $69,226
  Chairman of the Board     1992   229,166     301,250(8)     --             --         66,000(9)    44,217
  of Directors              1991       N/A         N/A        N/A            N/A           N/A          N/A
  Ralph W. Boeker (6)(10).  1993   206,731     289,688        --        $167,500(11)    65,000      453,309(12)
  President and Chief       1992       N/A         N/A        N/A            N/A           N/A          N/A
  Executive Officer         1991       N/A         N/A        N/A            N/A           N/A          N/A
  Jon R. Peele............  1993   153,346     125,531        --             N/A         7,500       31,760
  Executive Vice
  President,                1992   145,000      87,750        --             --         30,000       26,305
  Secretary, General        1991   138,439      90,000        --             --         15,000          --
  Counsel
  Trond Aschehoug(13).....  1993   139,356      86,906        --         $65,625(14)         0       17,554
  Vice President &
  Director                  1992       N/A         N/A        N/A            N/A           N/A          N/A
  of North American         1991       N/A         N/A        N/A            N/A           N/A          N/A
  Operations
  Wallace C. Dieckmann....  1993   119,563      67,594        --             N/A             0       24,153
  Vice President &          1992   108,500      40,500        --             --         11,600       15,371
  Chief Financial Officer   1991   104,834      30,000        --             --          3,500          --

- --------
(1) Cash bonuses are paid to executive officers of the Company based upon their individual contribution to the Company and the Company's overall financial performance. A portion of the bonuses for 1993 were paid in the fourth quarter of 1993, and the balance was paid in the first quarter of 1994.

(2) Excludes the value of perquisites and other personal benefits. The incremental cost to the Company of providing such perquisites and other personal benefits did not during 1993, exceed the lesser of $50,000 or 10% of annual salary and bonus for the respective individuals named in the Summary Compensation Table.

(3) Company deferred stock is subject to vesting based on continuing employment, and the holder of such deferred stock is not entitled to vote or receive dividends until such deferred stock is vested. The grant date value shown may overstate the value of deferred stock because it does not take into account the negative effect of the lack of transferability, vesting restrictions and potential loss of the deferred stock upon termination of employment. This table excludes shares of Company deferred stock granted to Messrs. Peele, Aschehoug and Dieckmann under the 1994 Equity Participation Plan approved at the 1994 Annual Meeting.

 (4) There are currently no SARs outstanding.

 (5) Represents amounts allocated by the Company for the accounts of the named individuals to the Company Benefit Plans (as defined below) in 1993 as follows:

                                               EMPLOYEE
                                              RETIREMENT EMPLOYEES'  EXECUTIVE
                                               SAVINGS    PENSION   SUPPLEMENTAL
                     NAME                        PLAN       PLAN        PLAN
                     ----                     ---------- ---------- ------------
  Paul M. Pankratz...........................   $6,855    $14,043     $48,328
  Ralph W. Boeker............................    4,400     14,150      29,901
  Jon R. Peele...............................    6,855     14,043      10,862
  Trond Aschehoug............................    5,096      8,903       3,555
  Wallace C. Dieckmann.......................    6,716     13,311       4,126


 (6) Prior to January 11, 1994, Mr. Pankratz served as Chairman and CEO and Mr. Boeker served in the capacity of President.

 (7) Mr. Pankratz joined the Company as of February 1, 1992.

 (8) Includes the fair market value on the grant date ($98,750) of 5,000 shares of Company Common Stock awarded to Mr. Pankratz, without restrictions, in conjunction with his initial employment by the Company.

 (9) Includes 30,000 options granted to Mr. Pankratz in conjunction with his initial employment by the Company.

(10) Mr. Boeker joined the Company on March 1, 1993.

(11) Represents the value on the grant date of 5,000 shares of Company deferred stock granted in conjunction with Mr. Boeker's initial employment by the Company on March 1, 1993. As of December 31, 1993 Mr. Boeker held 4,000 shares of Deferred Stock which vest 1,000 shares on each of March 1, 1994, 1995, 1996 and 1997

(12) Includes $404,858 associated with Mr. Boeker's relocation to Souther California from Midland, Michigan.

(13) Includes amounts paid to Dow for Mr. Aschehoug as a "leased employee" from Dow. Mr. Aschehoug became an employee of the Company on July 1, 1993. Excludes options granted to Mr. Aschehoug prior to his becoming an employee of the Company.

(14) Represents the value on the grant date of 2,100 shares of Company Deferred Stock granted to Mr. Aschehoug in conjunction with his employment on July 1, 1993. As of December 31, 1993 Mr. Aschehoug held 2,100 shares of Deferred Stock which vest 700 shares on each of July 1, 1994, 1995 and 1996.

OPTION GRANT TABLE

  The following table presents information about options granted to Mr. Pankratz and to the Company's four other most highly compensated executive officers as of December 31, 1993.

                    OPTION/SAR GRANTS IN LAST FISCAL YEAR(1)

                                                                                    GRANT DATE
                                                                                     PRESENT
                               INDIVIDUAL GRANTS                                      VALUE
- ----------------------------------------------------------------------------------- ----------
                                         % OF TOTAL
                          NUMBER OF     OPTIONS/SARS            GRANT
                          SECURITIES     GRANTED TO  EXERCISE    DATE                 GRANT
                          UNDERLYING        ALL      OR BASE    MARKET                 DATE
                         OPTIONS/SARS   EMPLOYEES IN   PRICE     PRICE   EXPIRATION  PRESENT
          NAME            GRANTED (#)(1)FISCAL YEAR  ($/SHARE) ($/SHARE)    DATE    VALUE $(2)
- ------------------------ ------------   ------------ --------  --------  ---------- ----------
Paul M. Pankratz........    48,000(3)       17.4%    $33.300   $37.000    11/15/03  $1,035,840
Ralph W. Boeker.........    30,000(4)       10.9%    $28.130   $31.000    01/11/03  $  540,000
                            35,000(3)       12.7%    $33.300   $37.000    11/15/03  $  755,300
Jon R. Peele............     7,000(3)        2.7%    $33.300   $37.000    11/15/03  $  161,850
Trond Aschehoug.........         0             0%        --        --          --   $        0
Wallace C. Dieckmann....         0             0%        --        --          --   $        0

- --------

(1) There are currently no SARs outstanding.

(2) These potential values were calculated using the Black-Scholes Option Valuation method. The Black-Scholes Option Valuation Method used does not take into account the negative effect on value of the lack of transferability, vesting restrictions and potential loss of the option upon termination of employment and therefore overstates the value of an executive's stock option. The assumptions used under the Black-Scholes model include a volatility of 26.5 percent based on one-year historical volatility of the Common Stock ending February 28, 1994; a risk-free rate of 6.67 percent based on the ten-year zero coupon treasury bond and a dividend yield of 0.0 percent based on the current dividend rate and an option term equal to the full ten-year stated option term. These potential values have not been, and may never be, realized. The underlying options have not been, and may never be, exercised. The actual value of these options (if any) will depend upon the value of Common Stock on the date of exercise (if any).

(3) The grant date is 10 years prior to the expiration date noted in the table. The shares of Common Stock covered by each such option vests and becomes exercisable on the first anniversary of the grant date.

(4) The grant date is 10 years prior to the expiration date noted in the table. One-third of the shares of Common Stock covered by each such option vests and becomes exercisable on the first, second and third anniversaries of the grant date.

AGGREGATED OPTION/SAR EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END OPTION/SAR VALUES

  The following table summarizes for each of the named executive officers the number of shares of Common Stock received upon exercise of stock options, if any, during 1993, the aggregate dollar value realized upon exercise, the total number of shares of Common Stock with respect to which unexercised options were held as of December 31, 1993, if any, and the aggregate dollar value of in-the-money, unexercised options held as of December 31, 1993.

              AGGREGATED OPTIONS/SAR EXERCISES IN LAST FISCAL YEAR
                          AND FY-END OPTION/SAR VALUES


                                                            NUMBER OF        VALUE OF
                                                           UNEXERCISED   UNEXERCISED IN-
                                                          OPTIONS/SARS      THE-MONEY
                                                          AT FY-END (#)  OPTIONS/SARS AT
                                  SHARES                       (1)        FY-END ($) (1)
                                ACQUIRED ON     VALUE     EXERCISABLE/     EXERCISABLE/
              NAME              EXERCISE (#) REALIZED ($) UNEXERCISABLE  UNEXERCISABLE(2)
              ----              -----------  ------------ ------------- ------------------
  Paul M. Pankratz............         0       $     0    66,000/48,000 $1,093,680/$93,600
  Ralph W. Boeker.............         0             0         0/65,000          0/281,850
  Jon R. Peele................    26,000       423,180    20,000/27,500     85,250/344,925
  Trond Aschehoug.............         0             0      3,000/6,000     51,390/102,780
  Wallace C. Dieckmann........     4,000        73,520    13,242/10,358    101,887/152,803

- --------

(1) There are currently no SARs outstanding.

(2) These potential values have not been, and may never be, realized. The underlying options have not been, and may never be, exercised; actual gains, if any, on exercise will depend on the value of Common Stock on the date of exercise, if any.

COMPANY BENEFIT PLANS

  Employee Retirement Savings Plan. The Company provides a Retirement Savings Plan (the "401(k) Plan") pursuant to Section 401(k) of the Internal Revenue Code of 1986 (the "Code"). The 401(k) Plan became effective April 1, 1988, and covers all of the Company's employees who have completed one year of service with the Company. Under the 401(k) Plan, the Company is obligated to contribute 1% of each participating employee's eligible compensation and to match 50% of the first 6% of the employee's contributions. In addition, the Company may also make discretionary contributions. In fiscal year 1993, the Company made no such discretionary contributions.

  Employee's Pension Plan. The Magma Power Company Pension Plan (the "Pension Plan") covers all of the Company's full-time regular employees who have completed one year of service with the Company. The Pension Plan was effective as of January 1, 1990. It is a qualified plan pursuant to Section 401(a) of the Code. Under the Pension Plan, the Company is obligated to contribute an amount equal to 6% of the eligible compensation of each of the participants in the Pension Plan.

  Executive Supplemental Plan. The Company maintains a Special Supplemental Retirement Plan covering a select group of management and upper level employees. The Supplemental Plan is an unfunded nonqualified plan under Section 401(a) of the Code. It is designed to receive certain allocations of funds that could not be contributed to the participants' 401(k) Plan or Pension Plan accounts under current tax law limitations. Additionally, under the Supplemental Plan, participating employees may defer income, and the Company may also allocate amounts such as discretionary contributions.

  1987 Stock Option Plan. The Magma Power Company 1987 Stock Option Plan (which is a Rule 16b-3 Plan) provides that options to purchase an aggregate of 1,000,000 shares of the Company's Common Stock may be granted to salaried employees and consultants of the Companionate its subsidiaries, as selected by the Option Sub-Committee of the Compensation Committee. The purchase price which must be paid for stock on exercise of an option granted under the 1987 Stock Option Plan will be fixed by the Option Sub-Committee when the option is granted, but such price may not be less than 90% of the fair market value of the stock on the grant date and must be at least 100% of such fair market value for any option intended to be an "incentive stock option" under federal tax law. It is unlikely that additional grants will be made under the 1987 Plan if law because the 1994 Equity Participation Plan was approved by the Company's stockholders at the 1994 Annual Meeting.

  1994 Equity Participation Plan. The Company adopted the 1994 Equity Participation Plan for the benefit of key employees, consultants and directors. Not more than 1,000,000 shares of Common Stock (or their equivalent in other equity securities) are authorized for issuance upon exercise of options, stock appreciation rights ("SARs") and other awards or upon vesting of restricted or deferred stock awards at the discretion of the Compensation Committee of the Board. Each grant or issuance will be set forth in a separate agreement with the person receiving the award and will indicate the type, terms and conditions of the award. The exercise or purchase price for all options, SARs, restricted stock and other rights to acquire Company Common Stock, together with any applicable tax required to be withheld, must be paid in full in cash at the time of exercise or purchase or may, with the approval of the Committee, be paid in whole or in part in Common Stock of the Company owned by the optionee (or issuable upon exercise of the option) and having a fair market value on the date of exercise equal to the aggregate exercise price of the shares so to be purchased. The Committee may also provide, in the terms of an option or other right, that the purchase price may be payable within thirty days after the date of exercise. The Committee may also authorize other lawful consideration to be applied to the exercise or purchase price of an award. This may also include services rendered, or the difference between the exercise price of presently exercisable options and the fair market value of the Common Stock covered by such options on the date of exercise.

EMPLOYMENT CONTRACTS AND TERMINATION OF EMPLOYMENT AND CHANGE-IN-CONTROL ARRANGEMENTS

  In November 1993 the Compensation Committee determined that, in order to attract and retain key executives of the Company, from time to time it would be in the Company's best interests to enter in to "change in control" agreements with key executives. The Compensation Committee authorized the Company to enter into agreements subject to the following parameters:

      (i) provision for up to two times base and bonus salary;

     (ii) accelerated vesting of options; and

    (iii) continuation of health and insurance benefits.

  Each of the items referred to in (i) through (iii) would be triggered by a Change in Control (as defined below) of the Company followed by termination of the relevant officer's employment by the Company within a specified period, other than for cause, disability or retirement.

  On September 15, 1994 the Company entered into change in control agreements with each of its six current executive officers (Paul Pankratz, Chairman of the Board, Ralph Boeker, President and Chief Executive Officer, Jon Peele, Executive Vice President, General Counsel and Secretary, Ken Kerr, Senior Vice President--Commercial Development, Trond Aschehoug, Vice President--North American Operations, and Wallace Dieckmann, Vice President and Chief Financial Officer) ("Agreement I") and with nine other officers (Tom Hinrichs, Vice President--Government Affairs, David Olsen, Vice President Marketing, Jim Runchey, Vice President--Human Resources and Administration, Russ Tenney, Vice President--Asian Operations, Steve Jaye, Vice President--Legal Affairs, Mark Robinson, Vice President--Business Development, Paul Zapf, Corporate Controller, Joe Asiala, Director--Resource Development and Management, and Jim Turner, Director--Engineering and Technology) ("Agreement II").

  The agreements provide for certain severance payments to those officers in the event of the termination of their employment following a Change in Control of the Company, consistent with the enabling resolutions passed by the Compensation Committee in the fall of 1993. Each agreement has a term expiring on December 31, 1997, renewable at the end of such term if mutually agreed to by the officer and the Company.

  Agreement I provides that if the officer's employment is terminated by the Company for any reason other than for Cause, Disability or Retirement (as such terms are defined in Agreement I) or by the officer for Good Reason (as such term is defined in Agreement I) within two years following a Change in Control (as such term is defined below), (i) the Company will pay the officer, within 30 days of the date of termination, a cash payment (the "Severance Payment") equal to 200% of the sum (the "Sum") of (A) the officer's base salary for the twelve months immediately preceding the Change in Control and (B) the officer's entire targeted bonus payable under the Company's Management Incentive Bonus Plan or other executive bonus plan then in effect and (ii) all Magma deferred shares or similar Magma securities and all options to purchase Magma securities then held by the officer shall immediately vest. The Company will continue to provide the officer and his or her dependents group life and health insurance benefits substantially the same as those in effect immediately prior to the Change in Control, increased to the extent that such benefits are increased following the Change in Control, for 24 months following the officer's date of termination. In the event that any payments or benefits under the agreement would not be deductible (in whole or in part) by the Company as a result of the application of Section 280G of the Internal Revenue Code of 1986, as amended (the "Code"), the Severance Payment will be reduced until no portion of the Severance Payment and benefits is not deductible as a result of Section 280G of the Code.

  Agreement II provides the same level of payments and benefits as provided in Agreement I except that the Severance Payment shall equal 100% of the applicable Sum and that health insurance benefits shall be provided for 12 months following a Change in Control.

  A "Change in Control" shall be deemed to have occurred (i) in the event of the acquisition by any person, together with its affiliates, of beneficial ownership of capital stock of the Company possessing 30% or more of the combined voting power of the Company outstanding capital stock, (ii) if within any two-year period, the majority of the members of the Board of Directors of Magma (the "Magma Board") were to be comprised of individuals other than those who were members at the beginning of such period, unless the members elected during such period were approved by a majority of the Magma Board in office immediately prior to the beginning of such period, (iii) if all or substantially all of the Company's assets are sold as an entirety to any person or related group of persons or (iv) if the Company is merged with or into another corporation or another corporation is merged into the Company with the effect that immediately after such transaction the shareholders of the Company immediately prior to such transaction hold less than a majority in interest of the total voting power entitled to vote in the election of directors, managers or trustees of the entity surviving such transaction.

  At a regularly scheduled Board of Directors meeting held on September 20, 1994, the Compensation Committee authorized a change to the definition of "Good Reason" in these agreements, the effect of which would allow a covered executive to resign for "Good Reason" if, after a Change in Control, the executive were required to relocate more than 50 miles from his then current place of employment.

  The foregoing description is qualified in its entirety by reference to the agreements, copies of which are available, without charge, upon written or oral request, to Magma Power Company, 4365 Executive Drive, Suite 900, San Diego, California 92121 (telephone number (619) 622-7800), Attn: Jon R. Peele.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION*

  As members of the Compensation Committee, it is our duty to oversee the Company's overall compensation programs to ensure compliance with the Company's compensation philosophy, to evaluate the performance of the Chief Executive Officer (CEO), review the performance of the executive management group, establish the compensation level of the CEO, review compensation levels for the executive management group, and consider related matters.

  The compensation programs of the Company are designed to align executive officers' compensation with the strategic goals and performance of the Company. The Compensation Committee strives to develop and administer programs that will:

  . Attract and retain key executive officers critical to the long-term success of the Company;

  . Provide salary and total compensation levels for executive officers which are competitive with the median salary and compensation levels for the Company's competitors;

  . Motivate executive officers to enhance long-term stockholder value in the Company; and

  . Integrate the Company's compensation programs with its strategic planning and measurement processes.

  The compensation philosophy of the Company, which is endorsed by the Compensation Committee, is to provide salary and total compensation levels comparable to the median of the Company's compensation peer group, specifically, those publicly traded independent power producers and growth companies similar to the Company. This peer group includes substantially all of the members of the Industry Peer Group reflected in the 1993 Proxy Performance Graph plus an additional group of publicly traded technology growth companies with annual revenues, growth history, and other performance and business characteristics similar to the Company but which may not directly compete with the Company in its independent power business. The compensation philosophy also calls for a substantial portion of the annual compensation of each executive officer to relate to, and be contingent upon, the performance of the Company and the individual contribution of such executive officer to such performance. As a result, much of an executive officer's compensation is "at risk" with annual incentive bonus compensation amounting to a significant portion of total cash compensation.

  The Compensation Committee retained in 1993 the services of an outside executive compensation consulting firm to assist in the performance of its various duties. The results of the consulting firms' study disclosed that the Company's executive compensation levels, base salary, annual and long-term incentives, were below the median of its peer group. As such, the Committee approved a program to bring compensation levels in line with its philosophy over a two-year period. The Committee takes into account the Company's performance as well as the competitiveness of the Company's compensation levels to the comparable levels paid by the Company's compensation peer group.

  The base salary and target bonus for the Company's newly appointed Chief Executive Officer, Mr. Ralph W. Boeker, were based principally on his rights under his offer of employment as President of the Company as detailed in the letter dated January 20, 1993 (the "January 20, 1993 Letter"). On January 11, 1994, the Compensation Committee recommended to the Board of Directors, and the Board of Directors approved, that Mr. Boeker's base annual salary be increased to $300,000 concurrent with his appointment as the Company's Chief Executive Officer. This increase was based on the compensation survey data provided by

- --------
* Neither this Report nor the Performance Graph set forth below shall be deemed to be incorporated by reference into any filing by the Company under either the Securities Act of 1933, as amended (the "1933 Act"), or the 1934 Act, except to the extent that the Company specifically incorporates the same by reference.

the Company's executive compensation consulting firm and is in line with the Company's compensation philosophy to compensate at the median level of its peer group. The January 20, 1993 Letter also provided for (i) the grant by the Stock Option Committee to Mr. Boeker of 30,000 options under the Company's 1987 Stock Option Plan with an exercise price of 90% of the fair market value of the Common Stock on the grant date and with three years vesting and (ii) the grant of 5,000 shares of restricted Common Stock vesting 1,000 shares on date of hire and 1,000 shares per year on the succeeding four anniversaries of the date of hire. The terms of the January 20, 1993 Letter were designed to provide Mr. Boeker with total compensation levels comparable to the median of the Company's compensation peer group.

  The base salary and target bonus for the Company's former Chief Executive Officer and current Chairman of the Board of Directors, Mr. Paul M. Pankratz, were unchanged from the levels reported last year.

  Under the Company's annual management incentive bonus plan, bonuses are based one-half on the individual's performance and one-half on the performance of the Company, with target bonuses of approximately 35% to 50% of total cash compensation, except in extraordinary circumstances. The Company's performance for purposes of compensation decisions is measured under the annual incentive bonus plan against goals established for a given fiscal year by the Compensation Committee. The 1993 goals consisted of performance objectives for both the individuals and the Company. Company performance was measured by actual 1993 income before taxes (net income plus provision for taxes) compared to targeted 1993 income before taxes ("IBT"). In 1993 the Company materially exceeded the targeted IBT goal, and in 1992 the Company substantially met the targeted IBT objective. The Committee evaluated individual performance, so that, on average, together with over-achievement on Company performance, total 1993 annual incentive bonuses represented approximately 43% of total cash compensation for the executive officers. In assessing the individual performances of Messrs. Pankratz and Boeker, the Committee was influenced by
(a) the successful integration of the acquired geothermal assets from Union Oil of California into the Company's operation, (b) the successful consummation of an energy conversion agreement with the Philippine National Oil Company for a 231 MW (gross) geothermal generating facility on the island of Leyte, and (c) the Company's record results in 1993 with net income up 51% and revenues 53% greater than the previous year.

  In addition to the annual incentive bonus plan, the Company's 1987 Stock Option Plan is an integral part of the Company's long-term compensation program. Such long-term compensation is designed to encourage and create ownership and retention of the Company's stock by key employees and to provide incentives to increase the profits and long-term profitable growth of the Company. This program is designed to align the long-range interests of key employees with those of the stockholders. The 1987 Stock Option Plan is administered by the Option Sub-Committee of the Compensation Committee. In November of 1993, under the 1987 Stock Option Plan, Mr. Boeker was granted by the Option Sub-Committee a performance award of 35,000 options, and Mr. Pankratz was granted by the Option Sub-Committee a performance award of 48,000 options, all at an exercise price of 90% of the fair market value of the Common Stock on the grant date. Such options were based on an evaluation of these executives' performance and their contributions to the Company, their options granted previously, and the long-term compensation and total compensation levels provided at the Company's compensation peer group. Such options fully vest one year after the grant date. In addition, Jon R. Peele received 7,500 options fully vested after one year from the date of grant. These option grants were structured to provide these executive officers with total compensation levels comparable to the median of the Company's compensation peer group.

                             Roger L. Kesseler, Chairman
                             Bent Petersen
                             James D. Shepard

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

  The members of the Compensation Committee during 1993 were Mr. Kesseler, Mr. Petersen and Mr. Shepard. As of December 1, 1994, the members of the Compensation Committee were Messrs. Kesseler, Pankratz, Roach and Shepard, with Messrs. Roach and Shepard serving as members of the Option Sub-Committee. Mr. Pankratz is the Chairman of the Board and a full time employee of Magma Power, as well as the Company's past CEO and President. Mr. Shepard is a former Vice President and Treasurer of the Company.

                               PERFORMANCE GRAPH

  The Performance Graph below shows changes over the past five years in the value of $100 invested in (a) the Common Stock of the Company; (b) an industry peer group of publicly traded, non-utility companies in the independent power generation industry compiled by the Company; and (c) the Standard & Poor's MidCap 400 Index. The Bridge Information Services Utilities & Electric Index shown in 1992 is no longer available for the Performance Graph.

  The year-end values of each of such investment are based on share price appreciation plus dividends paid in cash, with such dividends reinvested on the date they were paid. The calculations of such values exclude trading commissions and taxes. The industry peer group calculations reflect weighted average total returns for the entire group.

              COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN (1)
           AMONG MAGMA POWER COMPANY, S&P MIDCAP 400, UTILITIES AND
                         ELECTRIC INDEX AND PEER GROUP

                        PERFORMANCE GRAPH APPEARS HERE

Measurement Period           MAGMA POWER    S&P MIDCAP   UTILITIES &
(Fiscal Year Covered)        COMPANY        400 INDEX    ELECTRIC INDEX   PEER GROUP
- -------------------          -----------    ----------    --------------   ----------
Measurement Pt-  12/30/88    $100           $100         $100             $100
FYE   12/29/89               $159           $136         $132             $132
FYE   12/31/90               $144           $129         $100             $100
FYE   12/31/91               $157           $193         $129             $129
FYE   12/31/92               $205           $216         $113             $113
FYE   12/31/93               $224           $246         $122             $118

- --------
(1) Stock price performance shown is not necessarily indicative of future price performance.
(2) Industry peer group includes: The AES Corporation; California Energy Company, Inc.; Destec Energy, Inc.; O'Brien Environmental Energy, Inc.; and Ogden Projects, Inc.
(3) Adjusted Industry peer group includes: The AES Corporation; California Energy Company, Inc.; Destec Energy, Inc.; Kenetech Corp.; O'Brien Environmental Energy, Inc.; Ogden Projects, Inc.; and Sithe Energies, Inc. Both of the two companies added to this adjusted industry peer group (Kenetech Corp. and Sithe Energies, Inc.) became publicly traded for the first time in 1993.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

  Dow Services. Under two technical services agreements between the Company and Dow, Dow agreed to furnish certain technical and other services in connection with the operation of the Company's geothermal power plants. The Company, in turn, agreed to pay for such services in cash payments or through the issuance of previously authorized but unissued shares of Common Stock. In 1993, the Company entered into a new agreement with Dow (the "1993 Technical Services Agreement") which amends, restates and supersedes the prior technical services agreements. Under the 1993 Technical Services Agreement, Dow has agreed to provide technical services for the Company's geothermal power plants until January 1, 2000. The Company, in turn, has agreed to make payments for such technical services in the amounts of $575,000 for 1993 and $550,000 for 1994 and thereafter in annual amounts reduced by $50,000 each year to $300,000 for 1999. Such annual payments entitle the Company each year to receive technical services from Dow equivalent in value to such year's payment, invoiced at Dow's internal interdepartmental charge rates. The Company may obtain additional technical services from Dow (if available), invoiced and paid for by the Company at such scheduled rates. The Company is also entitled to receive from Dow technical services for additional power plants by increasing the annual payments to Dow by $50,000 for each such plant, subject to certain limitations. Payments under the 1993 Technical Services Agreement are to be made exclusively in cash--there is no provision for payment in Company Stock. In 1993, the Company paid Dow $575,000 under the 1993 Technical Services Agreement. In addition, in March 1994 the Company signed a five-year agreement (the "1994 Engineering and Construction Management Services Agreement") with Dow Engineering Company ("DEC"). Under the Agreement, DEC will provide engineering, procurement and construction management services to Magma, including process engineering, project design, procurement and construction management services for Magma's existing and future geothermal power projects in North America. The Company believes that the 1993 Technical Services Agreement and the 1994 Engineering and Construction Management Services Agreement are on terms at least as favorable to the Company as would be available from an unaffiliated third party.

  Dow Options. In October 1993 the Company acquired at a discount Dow's option to purchase for an exercise price of $21 per share two million shares of Magma Common Stock. Magma purchased the options for 857,143 shares of newly issued and unregistered shares of its stock (the "Dow Shares"). The closing price of Magma's common stock on the date the acquisition was consummated was $38.50 per share. J.P. Morgan Securities Inc. was retained by an independent committee of the Company's Board of Directors to assist in valuing the option. Under the Option Surrender Agreement, Dow agreed not to sell the newly issued shares before September 30, 1994 (the "Lock-up"). The purposes for this acquisition included lessening the magnitude of the overhang caused by the two million shares subject to the option. The newly issued shares did not materially impact the Company's 1993 earnings per share calculations since the option shares were already reflected in the number of shares used in calculating primary earnings per share.

  On July 26, 1994, the Company agreed to release Dow from the Lock-up in consideration of Dow's agreement to (i) sell the Dow Shares in a single block transaction in a private placement outside of the Nasdaq National Market, (ii) cause the purchaser of the Dow Shares to agree in writing to refrain from reselling the Dow Shares until after September 29, 1994 and (iii) give the Company the opportunity to review the final form of any Dow public disclosure regarding this matter at least three business days prior to public release or filing.

  On September 12, 1994, Dow sold 857,143 shares of Common Stock to Garantia Banking Limited, a Bahamian corporation ("Garantia"), for $24,214,289.75. On September 12, 1994, Dow acquired an option (the "Option") to purchase 857,143 shares of Common Stock from Garantia for an exercise price of $24,214,289.75. The Option was acquired in consideration of $150,000. According to a filing by Dow with the SEC, the purpose of this transaction was to match Dow's book and tax basis for the Dow Shares. On September 30, 1994, Dow exercised the Option in full and reacquired the 857,143 shares from Garantia for $24,214,289.75.

  Following these transactions, Dow holds over 5 million shares of Magma Common Stock, approximately 4 million of which are currently held in escrow for exchangeable notes (see below). By virtue of such remaining percentage ownership of the Common Stock, Dow may still be deemed to control the management and policies of the Company. According to Dow's Schedule 13D currently on file with the Commission, the Common Stock held by Dow is held for investment purposes.

  1993 Stock Offering. Pursuant to a registration rights agreement, Dow requested that the Company facilitate a registered public offering by Dow of certain of its shares of Magma Common Stock. Accordingly, the Company filed, and in June 1993 the SEC declared effective, a registration statement covering the sale by Dow of 3,635,000 shares of Company Common Stock and the sale by J.
P. Morgan & Co. Incorporated of 365,000 shares of Company Common Stock. Pursuant to the registration rights agreement, the Company paid the first $100,000 of its accounting, printing, legal and other expenses of the offering, and the two selling shareholders paid the remainder of such expenses.

  1991 Stock Offering. In April 1991, the Company registered 4,000,005 shares (the "Registered Shares") of Common Stock owned by Dow. The Registered Shares were placed in escrow by Dow for delivery upon exchange of the Notes. The Notes are exchangeable at any time into shares of Common Stock at an exchange rate of
26.6667 shares per $1,000 principal amount of the Notes. Dow retains the right to vote the shares placed in escrow. A registration statement covering the Registered Shares (the "Registration Statement") was filed by the Company on behalf of Dow pursuant to existing registration rights agreements between the Company and Dow. The Company has agreed to keep the Registration Statement current until the earlier of (i) the maturity of the Notes in 2001 or (ii) the date on which all of the Notes have been exchanged or redeemed. The Company and Dow have agreed to indemnify each other against certain liabilities, including liabilities under the 1933 Act in connection with the Registration Statement and another registration statement concurrently filed by Dow in connection with its issuance of the Notes.

  Aschehoug Home Purchase. In September 1994, the Company sold a residential home to Mr. Aschehoug and his wife (the "Aschehougs") for $250,000. The purchase price of $250,000 was determined by an independent appraisal of the property. The Aschehougs financed the purchase with a 90-day note (the "Note") from the Company in the amount of $200,000 bearing interest at a rate of 6.49% per annum. In November 1994, the Aschehougs refinanced the Note and paid the Company in full.

  Kerr Relocation Loan. In July 1993, the Company made an interest-free employee relocation loan (the "Loan") to Mr. Kerr and his wife (the "Kerrs") in the amount of $100,000 for the purpose of financing the purchase of a new residence. The Loan is secured by a deed of trust granted by the Kerrs to the Company relating to their new residence. Mr. Kerr is obligated to make annual reduction payments on the Loan in an amount equal to one-half the annual cash bonus paid to him for services rendered in the preceding fiscal year, less any taxable portion thereof. Currently, $77,000 remains outstanding under the Loan, and the final balance is due and payable in full on July 16, 1998.

  Halliburton Services. Halliburton Energy Services ("Halliburton Energy") provides Magma Operating Company, a subsidiary of the Company, with various maintenance services for the Company's well fields. Mr. Coleman is the Executive Vice President and General Counsel of Halliburton Company, the parent of Halliburton Energy. While the terms by which Halliburton Energy provides services are currently determined on a case-by-case basis, Magma Operating Company is considering negotiating a long term maintenance service agreement with Halliburton Energy. For the nine-month period ended September 30, 1994 and for fiscal 1993, Magma Operating Company made payments to Halliburton Energy of approximately $225,000 and $700,000, respectively.

                               INDEX TO EXHIBITS

                                                                   SEQUENTIAL
 EXHIBITS                                                          PAGE NUMBER
 --------                                                          -----------
 Exhibit 1 -- Excerpts from the Company's Proxy Statement dated
              May 11, 1994 for its 1994 Annual Meeting of
              Stockholders.
 Exhibit 2 -- Form of Change in Control Agreement I.
 Exhibit 3 -- Form of Change in Control Agreement II.
 Exhibit 4 -- Form of Indemnification Agreement.
 Exhibit 5 -- Agreement and Plan of Merger, dated as of December
              5, 1994, among the Company, Parent and the
              Purchaser.
 Exhibit 6 -- Letter to Stockholders of the Company.
 Exhibit 7 -- Joint Press Release of the Company and Parent,
              dated December 5, 1994.
 Exhibit 8 -- Opinion of Goldman, Sachs & Co., dated December 9,
              1994.